             SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.  20549


                          FORM U5S

                       ANNUAL REPORT


            For the year ended December 31, 1997


                   Filed pursuant to the
       Public Utility Holding Company Act of 1935 by


                   ALLEGHENY ENERGY, INC.
                   10435 Downsville Pike
              Hagerstown, Maryland 21740-1766

              FORM U5S - ANNUAL REPORT

             For the Calendar Year 1997

                       ITEMS


    ITEM 1.  SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1997


                                                               Number of       % of     Issuer's      Owner's
                                                   Type of      Common        Voting    Book            Book
                  Name of Company                  Company    Shares Owned     Power    Value          Value
                                                                                        (Thousands of Dollars)
    Allegheny Energy, Inc. (AYE)                  Holding
      Allegheny Power Service Corporation (APSC)  Service          5,000        100    $     50     $       50
      Monongahela Power Company (MP)              Electric     5,891,000        100     540,930        540,930
      The Potomac Edison Company (PE)             Electric    22,385,000        100     689,781        691,247
      West Penn Power Company (1) (WPP)           Electric    24,361,586        100     997,027      1,010,639
        West Virginia Power and
          Transmission Company*                         (2)       30,000        100       2,505          2,501
             West Penn West Virginia
                 Water Power Company*                   (3)            5        100          (3)             1
                 Unsecured debt                                                              13             13
      AYP Capital, Inc. (AYP)                           (4)          100        100      26,073         26,073
        AYP Energy, Inc.                                (5)          100        100      15,625         15,625
        Allegheny Communications Connect, Inc.          (6)          100        100         586            586
        Allegheny Energy Solutions, Inc.                (7)          100        100       1,804          1,804



    Subsidiaries of More Than One
      System Company

    Allegheny Generating Company (AGC)            Generating
      Owners:
        Monongahela Power Company                                    270        27       53,888         53,888
        The Potomac Edison Company                                   280        28       55,847         55,847
        West Penn Power Company                                      450        45       89,783         89,783

    Allegheny Pittsburgh Coal Company* (APC)            (8)
      Owners:
        Monongahela Power Company                                  2,500        25       (3,227)        (3,227)
          Unsecured debt                                                                  3,495          3,495
        The Potomac Edison Company                                 2,500        25       (3,227)        (3,227)
          Unsecured debt                                                                  3,617          3,617
        West Penn Power Company                                    5,000        50       (6,453)        (6,453)
          Unsecured debt                                                                  7,061          7,061


        *Inactive

    (1) Exempt from registration as a holding company under Section 3(a) pursuant to Rule 2.
    (2) Owns land for power development.
    (3) Owns land for water power development.
    (4) Unregulated nonutility.
    (5) Exempt wholesale generator and power marketer.  See paragraph below.
    (6) Exempt telecommunications company.  See paragraph below.
    (7) Unregulated marketer of electric energy and other energy related services.
    (8) Owns coal reserves as a long-term resource.
                  ****************

         Allegheny Energy, Inc. owns 12-1/2% of the capital stock of Ohio Valley Electric Corporation, which owns 100% of the capital stock of Indiana-Kentucky Electric Corporation. These companies were formed October 1,
    1952, to build electric generating facilities to supply power under a long-term contract to the Energy Research and Development Administration's (formerly Atomic Energy Commission) uranium diffusion project at Portsmouth, Ohio. See Holding Company Act Release No. 11578.

          In 1994, AYE formed a subsidiary AYP Capital, Inc. (AYP). AYP, incorporated in Delaware, is an unregulated, wholly owned nonutility. AYP was formed in an effort to meet the challenges of the new competitive environment in the industry. AYP Capital has two wholly owned subsidiaries which were formed in 1996, AYP Energy, Inc. (AYP Energy) and Allegheny Communications Connect, Inc. (ACC). AYP Energy is an exempt wholesale generator and power marketer. ACC is an exempt telecommunications company under the Public Utility Holding Company Act of 1935 (PUHCA).
    ACC's purpose is to develop nonutility opportunities in the deregulated communications market.

         In 1997 AYP Capital, Inc. formed Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions), a new unregulated company that is also licensed with the PUC as an alternate supplier in Pennsylvania's pilot program. Subsequently, Allegheny Energy Solutions and DQEnergy Partners, Inc. (DEP), a subsidiary of DQE, formed Allegheny Energy Solutions, L.L.C., a limited liability joint venture, to market electricity and related services. Allegheny Energy Solutions and DEP each plan to maintain a 50% interest in Allegheny Energy Solutions, L.L.C.

     ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS.

          None.

     ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF
               SYSTEM SECURITIES.

          None, except as reported in certificates filed pursuant to Rule 24, Form U-6B-2, Form 10-K 1997, and Schedules IX for Monongahela Power Company, The Potomac Edison
          Company, and West Penn Power Company.

    ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

                                 Calendar Year 1997
                            (Dollar Amounts in Thousands)


                                               Name of
                                               Company
                                             Acquiring,
                                             Redeeming,
                                             or Retiring    Number of Shares or Principal Amount                  Commission
    Name of Issuer and Title of Issue        Securities    Acquired       Redeemed       Retired  Consideration   Authorization



    The Potomac Edison Company:
      6.30% Greene County Pollution
          Control Bonds                      PE                             $800      $800               $800       Rule 42


    Monongahela Power Company:
      6.30% Greene County Pollution
          Control Bonds                      MP                             $500      $500               $500       Rule 42
      6-1/2% First Mortgage Bonds            MP                          $15,000   $15,000            $15,000       Rule 42

    Allegheny Generating Company
      7.55% Medium-Term Notes                AGC                          $1,000    $1,000             $1,000       Rule 42
      7.57% Medium-Term Notes                AGC                          $5,000    $5,000             $5,000       Rule 42
      7.60% Medium-Term Notes                AGC                          $4,000    $4,000             $4,000       Rule 42
      6.97% Medium-Term Notes                AGC                            $600      $600               $600       Rule 42


     ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.

     1. Eight investments aggregating $112,685 one of which at $82,000 is related to industrial development.

     2.        None


     ITEM 6.   OFFICERS AND DIRECTORS

     Part 1. Names, principal business addresses, and positions of executives, officers and directors of all system companies as of December 31, 1997.

     The following symbols are used in the tabulation:

     CH  - Chairman                     X  - Member of Executive Committee

     P   - President                    A  -  Member of Audit Committee

     SVP - Senior Vice President        F  - Member of Finance Committee

     VP -  Vice President               O  - Member of Operating Committee

     T  - Treasurer                     M  - Member of Management Review and
                                                Director Affairs Committee

     S   - Secretary                    NB - Member of New Business
                                             Committee

                                        S -  Member of Strategic Affairs
                                             Committee

     C   - Controller                   df - Director's fees

     D   - Director                     s  - Salary

                                         Allegheny                             The        West
                         Allegheny       Power                     Monongahela Potomac    Penn
                         Energy,         Serivce      AYP Capital, Power       Edison     Power
                         Inc.            Corporation  Inc.         Company     Company    Company

Eileen M. Beck           S              s  S           S           S           S          S
  10435 Downsville Pike
  Hagerstown, MD

Klaus Bergman(1)         CH D F NB X    df D X         D           D X         D X        D X
  98 Cutter Mill Road
  Great Neck, NY

Nancy L. Campbell        VP T           s VP T         VP T        T           T          T
  10435 Downsville Pike
  Hagerstown, MD

Richard J. Gagliardi     VP             s VP           VP
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson      VP             s VP           D           VP         VP          VP
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones         VP C           s VP           VP D
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                        s                          VP         VP          VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell       SVP            SVP s          D VP        D VP       D VP        D VP
  10435 Downsville Pike
  Hagerstown, MD

Alan J. Noia             P D X F NB     s CH P D X     CH D P      D CH X     D CH X      D CH X
  10435 Downsville Pike
  Hagerstown, MD

Jay S. Pifer             SVP            s SVP          D VP        P D O     P D O        P D O
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff       VP             s VP
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic          SVP            s SVP          VP D        D O VP    VP D O       D O VP
  800 Cabin Hill Drive
  Greensburg, PA

Eleanor Baum             df D F M       D                          df D      df D         df D
  51 Astor Pl., NY, NY

William L. Bennett       df D A NB S    D                          df D       df D        df D
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland       df D A         D                          df D       df D        df D
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint          df D A F NB    D                          df D       df D        df D
  19 High Point Road          S
  Westport, CT



(1)  Retired 5-8-97


                                        Allegheny                               The       West
                         Allegheny      Power                      Monongahela  Potomac   Penn
                         Energy,        Service       AYP Capital, Power        Edison    Power
                         Inc.           Corporation   Inc.         Company      Company   Company

Edward H. Malone (2)     df D F         D                          df D         df D      df D
  5601 Turtle Bay Drive
  Naples, FL

Frank A. Metz, Jr.       df D F M X     D X                        df D X       df DX     df D X
  P. O. Box 26           S
  Sloatsburg, NY

Steven H. Rice           df D X F M     D X                        df D X       df DX     df D X
  999 Bedford Street     S
  Stamford, CT 06905

Gunnar E. Sarsten        df D NB M      D                          df D         df D      df D
  11436 Scarborough's    S
  Neck Rd., P. O. Box 459
  Belle Haven, VA

Peter L. Shea (3)        df D A NB      D                          df D         df D      df D
  515 Madison Ave.
  NY, NY

Charles S. Ault                         s                                                 VP
  800 Cabin Hill Drive
  Greensburg, PA

David C. Benson                         VP s
  800 Cabin Hill Drive
  Greensburg, PA

Michael A. Dandrea                      VP s
  800 Cabin Hill Drive
  Greensburg, PA

C. Vernon Estel                                                    VP s
  1310 Fairmont Avenue
  Fairmont, WV

Donald R. Feenstra                      VP s
  800 Cabin Hill Drive
  Greensburg, PA

Thomas J. Kloc            C s           C                          C            C          C
  10435 Downsville Pike
  Hagerstown, MD

Karl V. Pfirrmann                       s                          VP           VP         VP
  800 Cabin Hill Drive
  Greensburg, PA

Thomas E. Wallace                       VP s
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter
  800 Cabin Hill Drive                  s                          VP           VP         VP
  Greensburg, PA



(2)  Retired 5-1-97
(3)  Deceased 8-9-97

                                        Allegheny                                The       West
                          Allegheny     Power                       Monongahela  Potomac   Penn
                          Energy,       Service        AYP Capital, Power        Edison    Power
                          Inc.          Corporation    Inc.         Company      Company   Company


John D. Brodt
  P. O. Box 468
  Piketon, OH

William N. D'Onofrio
  One Summit Square
  Fort Wayne, IN

E. Linn Draper, Jr.
  1 Riverside Plaza
  Columbus, OH

Murray E. Edelman
  P. O. Box 94661
  Cleveland, OH

Coulter R. Boyle, III
  One Summit Square
  Fort Wayne, IN

David L. Hart
  1 Riverside Plaza
  Columbus, OH

George W. Basinger
  P. O. Box 32030
  Louisville, KY

Allen M. Hill
  P. O. Box 1247
  Dayton, OH

Willard R. Holland
  76 S. Main Street
  Akron, OH

J. Gordon Hurst
  20 NW Fourth Street
  Evansville, IN

David E. Jones
  P. O. Box 468
  Piketon, OH

John R. Jones, III
  1 Riverside Plaza
  Columbus, OH

William J. Lhota
  1 Riverside Plaza
  Columbus, OH

Gerald P. Maloney
  1 Riverside Plaza
  Columbus, OH

James J. Markowsky
  1 Riverside Plaza
  Columbus, OH


                                      Allegheny                                 The        West
                         Allegheny    Power                       Monongahela   Potomac    Penn
                         Energy,      Service        AYP Capital, Power         Edison     Power
                         Inc.         Corporation    Inc.         Company       Company    Company


Jackson H. Randolph
  P. O. Box 960
  Cincinnati, OH

Ronald G. Reherman
  20 NW Fourth Street
  Evansville, IN

Michael R. Whitley
  1 Quality Street
  Lexington, KY

                                                   West Virginia  West Penn                  Indiana-
                         Allegheny    Allegheny    Power and      West Virginia  Ohio Valley  Kentucky
                         Generating   Pittsburgh   Transmission   Water Power    Electric    Electric
                         Company      Coal Company Company        Company        Corporation Corporation

Eileen M. Beck           S            S            S              S
  10435 Downsville Pike
  Hagerstown, MD

Klaus Bergman(1)
  98 Cutter Hill Road
  Great Neck, NY

Nancy L. Campbell        T            T            T               T
  10435 Downsville Pike
  Hagerstown, MD

Richard J. Gagliardi
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson      D                         VP D            D VP
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones         VP D         D            VP D            D VP
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                                                   D VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell       D VP         D
  10435 Downsville Pike
  Hagerstown, MD

Alan J. Noia             D CH P       P D          P D             D X
  10435 Downsville Pike
  Hagerstown, MD

Jay S. Pifer                          VP D         D VP            P D
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic           VP D         D           D VP                           D       D X
  800 Cabin Hill Drive
  Greensburg, PA

Eleanor Baum
  51 Astor Place, NY, NY

William L. Bennett
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint
  19 High Point Road
  Westport, CT



(1)  Retired 5-8-97


                                                  West Virginia   West Penn                       Indiana-
                      Allegheny      Allegheny    Power and       West Virginia    Ohio Valley    Kentucky
                      Generating     Pittsburgh   Transmission    Water Power      Electric       Electric
                      Company        Coal Company Company         Company          Corporation    Corporation



Edward H. Malone(2)
  5601 Turtle Bay Drive
  Naples, FL

Frank A. Metz, Jr.
  P. O. Box 26
  Sloatsburg, NY

Steven H. Rice
  999 Bedford Street
  Stamford, CT 06905

Gunnar E. Sarsten
  11436 Scarborough's Neck Rd.
  P. O. Box 459
  Belle Haven, VA

Peter L. Shea(3)
  515 Madison Ave., NY, NY

Charles S. Ault
  800 Cabin Hill Drive
  Greensburg, PA

David C. Benson
  800 Cabin Hill Drive
  Greensburg, PA

Michael A. Dandrea
  800 Cabin Hill Drive
  Greensburg, PA

C. Vernon Estel
  1310 Fairmont Avenue
  Fairmont, WV

Donald R. Feenstra                                                                  D
  800 Cabin Hill Drive
  Greensburg, PA

Thomas J. Kloc                C      C            C               C D
  14035 Downsville Pike
  Hagerstown, MD

Karl V. Pfirrmann
  800 Cabin Hill Drive
  Greensburg, PA

Thomas E. Wallace
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter                                                  VP
  800 Cabin Hill Drive
  Greensburg, PA



(2)  Retired 5-1-97
(3)  Deceased 8-9-97


                                                       West Virginia   West Penn                      Indiana-
                              Allegheny   Allegheny    Power and       West Virginia   Ohio Valley    Kentucky
                              Generating  Pittsburgh   Transmission    Water Power     Electric       Electric
                              Company     Coal Company Company         Company         Corporation    Corporation

John D. Brodt                                                                          s S T          S T
  P. O. Box 468
  Piketon, OH

William N. D'Onofrio                                                                                  D
  One Summit Square
  Fort Wayne, IN

E. Linn Draper, Jr.                                                                    P D X          P D X
  1 Riverside Plaza
  Columbus, OH

Murray E. Edelman                                                                      D
  P. O. Box 94661
  Cleveland, OH

Coulter R. Boyle, III                                                                  D
  One Summit Square
  Fort Wayne, IN

David L. Hart                                                                          VP
VP
  1 Riverside Plaza
  Columbus, OH

George W. Basinger                                                                     D X
  P. O. Box 32030
  Louisville, KY

Allen M. Hill                                                                          D
  P. O. Box 1247
  Dayton, OH

Willard R. Holland                                                                     D X            D X
  76 S. Main Street
  Akron, OH

J. Gordon Hurst                                                                                       D
  20 NW Fourth Street
  Evansville, IN

David E. Jones                                                                         s VP           VP
  P. O. Box 468
  Piketon, OH

John R. Jones, III                                                                     D
  1 Riverside Plaza
  Columbus, OH

William J. Lhota                                                                       D
  1 Riverside Plaza
  Columbus, OH

Gerald P. Maloney                                                                      VP            VP
  1 Riverside Plaza
  Columbus, OH

James J. Markowsky                                                                     D
  1 Riverside Plaza
  Columbus, OH



                                                       West Virginia  West Penn                       Indiana-
                            Allegheny    Allegheny     Power and      West Virginia    Ohio Valley    Kentucky
                            Generating   Pittsburgh    Transmission   Water Power      Electric       Electric
                            Company      Coal Company  Company        Company          Corporation    Corporation

Jackson H. Randolph                                                                    D X
  P. O. Box 960
  Cincinnati, OH

Ronald G. Reherman                                                                     D              D
  20 NW Fourth Street
  Evansville, IN

Michael R. Whitley                                                                     D
  1 Quality Street
  Lexington, KY


        Part II. Financial connections of officers and directors as of December 31, 1997



Name of Officer    Name and Location of                   Positions Held in          Applicable
or Director        Financial Institution                  Financial Institution      Exemption Rule

M. R. Edelman      Key Corporation                        Director                   Pub. Utility Holding
                   Cleveland, OH                                                       Company Act
                                                                                     Section 3(a)(1)

A. M. Hill         Citizens Federal Bank,                 Director                   No interlocking
                     F.S.B.                                                          authority required
                   Dayton, OH

William J. Lhota   Huntington                             Director                   Rule 70(c) & (f)
                     Bancshares, Inc.
                   41 S. High Street
                   Columbus, OH

J. H. Randolph     PNC Bank OH, N.A.                      Director                   Reg. 250.70 (e)
                   Cincinnati, OH
                   PNC Bank Corporation                   Director                   Reg. 250.70 (e)
                   Pittsburgh, PA

R. G. Reherman     National City Bancshares Inc.          Director                   No interlocking
                   Evansville, IN                                                    authority required


M. R. Whitley      PNC Bank, N.A.                         Director                   No interlocking
                   Louisville, KY                                                    authority required


     PART III. Disclosures for Allegheny companies are as follows:

     (1) Allegheny Energy, Inc. (AE), Allegheny Power Service Corporation (APSC), Monongahela Power Company (Monongahela and M), The Potomac Edison Company (Potomac Edison and PE), West Penn Power Company (West Penn and WP), and Allegheny Generating Company (AGC) sections of the combined Annual Report on Form 10-K for 1997 of AE, M, PE, WP, and AGC on pages 15 through 21 and of the AE Proxy Statement on pages 22 through 25. The executive officers of AE are also executive officers of APSC and receive their compensation from APSC as shown on page 5 and together with the directors owned beneficially 115,695 shares of common stock of AE. APSC does not file a proxy statement or Form 10-K.

     (2) Allegheny Pittsburgh Coal Company, West Virginia Power and Transmission Company, and West Penn West Virginia Water
     Power Company do not file proxy statements or Form 10-K's.
     Their directors and executive officers do not receive any compensation from these companies, but receive compensation as employees of certain of the companies as reported in (1) above.

     (3)  Ohio Valley Electric Corporation and Indiana-Kentucky
     Electric Corporation do not file proxy statements or Form
     10-K's.  These companies are not wholly owned by Allegheny
     Energy, Inc., or its subsidiaries (see page 1 of this Form U5S) and none of their executive officers are employees of the Allegheny Energy companies. Except for two executive officers whose compensation was $209,806, directors and executive officers do not receive any compensation from these companies. The compensation and interest in System securities of directors who are employees of the Allegheny Energy companies are reported in (1) above.

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)

ITEM 11.   EXECUTIVE COMPENSATION

       During 1997, and for 1996 and 1995, the annual compensation paid by AE, Monongahela, Potomac Edison, West Penn and AGC directly or indirectly for services in all capacities to such companies to their Chief Executive Officer and each of the four most highly paid executive officers of the System whose cash compensation exceeded $100,000 was as follows:


                  Summary Compensation Tables (a)
   AE(b), Monongahela(c), Potomac Edison, West Penn(c) and AGC(c)
                        Annual Compensation


                                                                             All
Name                                                                         Other
and                                                         Long-Term        Compen-
Principal                                   Annual          Performance      sation
Position(d)               Year   Salary($)  Incentive($)(e) Plan($)(f)       ($)(g)

Alan J. Noia,             1997   460,000    253,000         250,657          124,495
Chief Executive Officer   1996   360,000    253,750         131,071           92,769
                          1995   305,000    120,000                           48,983

Peter J. Skrgic,          1997   265,000    155,400         150,394           91,409
Senior Vice President     1996   245,000    176,300          96,119           24,830
                          1995   238,000     73,800                           37,830

Jay S. Pifer,             1997   240,000     95,200         150,394           67,810
Senior Vice President     1996   230,000    112,000          87,381           30,949
                          1995   220,000     72,600                           34,098

Michael P. Morrell        1997   240,000     95,200            (h)            26,068
Senior Vice President     1996   183,336     72,500            (h)              (h)
                          1995

Richard J. Gagliardi      1997   190,000     75,600         100,263           25,340
Vice President            1996   175,000    100,800          52,429           17,898
                          1995   160,000     48,400                           18,769


(a) The individuals appearing in this chart perform policy-making functions for each of the Registrants. The Compensation shown is for all services in all capacities to AE and its subsidiaries. All salaries and bonuses of these executives are paid by APSC.

(b)  AE has no paid employees.

(c)  Monongahela, West Penn and AGC have no paid employees.

(d)  See Executive Officers of the Registrants for all positions held.

(e) Incentive awards are based upon performance in the year in which the figure appears but are paid in the following year. The incentive award plan will be continued for 1998.

(f) In 1994, the Boards of Directors of AE, APS and the Operating Subsidiaries implemented a Performance Share Plan (the "Plan") for senior officers which was approved by the shareholders of APS at the annual meeting in May 1994. The first Plan cycle began on January 1, 1994 and ended on December 31, 1996. The second Plan began on January 1, 1994 and ended on December 31, 1996. The second Plan cycle began on January 1, 1995 and ended on December 31, 1997. The figure shown for 1996 represents the dollar value paid in 1997 to each of the named executive officers who participated in Cycle I. The figure shown for 1997 represents the dollar value to be paid in 1998 to each of the named executive officers who participated in Cycle II. A third cycle began on January 1, 1996 and will end on December 31, 1998. A fourth cycle began on January 1, 1997 and will end on December 31, 1999. After completion of each cycle, AE stock or cash may be paid if performance criteria have been met.

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)


(g) Effective January 1, 1992, the basic group life insurance provided employees was reduced from two times salary during employment, which reduced to one times salary after 5 years in retirement, to a new plan which provides one times salary until retirement and $25,000 thereafter. Some executive officers and other senior managers remain under the prior plan. In order to pay for this insurance for these executives, during 1992 insurance was purchased on the lives of each of them. Effective January 1, 1993, AE started to provide funds to pay for the future benefits due under the supplemental retirement plan (Secured Benefit Plan) as described in note (d) on p. 49. To do this, AE purchased, during 1993, life insurance on the lives of the covered executives. The premium costs of both the 1992 and 1993 policies plus a factor for the use of the money are returned to AE at the easlier of (a) death of the insured or (b) the later of age 65 or 10 years from the date of the policy's inception. The figures in this column include the present value of the executives' cash value at retirement attributable to the current year's premium payment (based upon the premium, future valued to retirement, using the policy internal rate of return minus the corporation's premium payment), as well as the premium paid for the basic group life insurance program plan and the contribution for the 401(k) plan. For 1997, the figure shown includes amounts representing
     (a) the aggregate of life insurance premiums and dollar value of the benefit to the executive officer of the remainder of the premium paid on the Group Life Insurance program and the Executive Life Insurance and Secured Benefit Plans, and (b) 401(k) contributions as follows: Mr. Noia, $119,883 and $4,612; Mr. Skrgic, $87,313 and $4,096; Mr. Pifer, $63,060 and $4,750; Mr.
     Morrell, $21,964 and $4,104; and Mr. Gagliardi, $20,590 and
     $4,750.

(h) Michael P. Morrell joined Allegheny on May 1, 1996. He did not receive a payment from the Long-Term Performance Plan for the first or second Plan cycles.


             ALLEGHENY POWER SYSTEM PERFORMANCE SHARE PLAN
             SHARES AWARDED IN LAST FISCAL YEAR (CYCLE IV)


                                                     Estimated Future Payout


                                    Performance        Threshold  Target     Maximum
                         Number of  Period Until       Number of  Number of  Number of
Name                     Shares     Payout             Shares     Shares     Shares


Alan J. Noia
Chief Executive Officer   7,570       1997-99            4,542     7,570      15,140

Peter J. Skrgic
Senior Vice President     4,610       1997-99            2,766     4,610       9,220

Jay S. Pifer
Senior Vice President     2,800       1997-99            1,680     2,800       5,600

Michael P. Morrell
Senior Vice President     2,800       1997-99            1,680     2,800       5,600

Richard J. Gagliardi
Vice President            2,300       1997-99            1,380     2,300       4,600



      The named executives were awarded the above number of shares for Cycle IV. Such number of shares are only targets. As described below, no payouts will be made unless certain criteria are met. Each executive's 1997-1999 target long-term incentive opportunity was converted into performance shares equal to an equivalent number of shares of AE common stock based on the price of such stock on December 31, 1996. At the end of this three-year performance period, the performance shares attributed to the calculated award will be valued based on the price of AE common stock on December 31, 1999 and will reflect dividends that would have been paid on such stock during the

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)


performance period as if they were reinvested on the date paid. If an executive retires, dies or otherwise leaves the employment of Allegheny prior to the end of the three-year period, the executive may still receive an award based on the number of months worked during the period. However, an executive must work at least eighteen months during the three-year period to be eligible for an award payout. The final value of an executive's account, if any, will be paid to the executive in stock or cash in early 2000.

      The actual payout of an executive's award may range from 0 to 200% of the target amount, before dividend re-investment. The payout is based upon customer and stockholder performance factors and AE's rankings versus the peer group. The combined customer and stockholder rating is then compared to a pre-established percentile ranking chart to determine the payout percentage of target. A ranking below 30% results in a 0% payout. The minimum payout begins at the 30% ranking, which results in a payout of 60% of target, ranging up to a payout of 200% of target if there is a 90% or higher ranking.


         DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE (a)
    AE(b), Monongahela, Potomac Edison, West Penn and AGC (c)

                                     Estimated
   Name and Capacities               Annual Benefits
     In Which Served                 on Retirement (d)

   Alan J. Noia,                        $315,000
   Chief Executive Officer (e)(f)

   Peter J. Skrgic,                     $168,005
   Senior Vice President (e)(f)

   Jay S. Pifer,                        $146,671
   Senior Vice President(e)(f)

   Richard J. Gagliardi                 $116,926
   Vice President(e)(f)

   Michael P. Morrell                   $128,775
   Senior Vice President(e)(f)(g)




(a) The individuals appearing in this chart perform policy-making functions for each of the Registrants.

(b)  AE has no paid employees.

(c)  Monongahela, West Penn and AGC have no paid employees.

(d) Assumes present insured benefit plan and salary continue and retirement at age 65 with single life annuity.
     Under plan provisions, the annual rate of benefits payable at the normal retirement age of 65 are computed by adding (i) 1% of final average pay up to covered compensation times years of service up to 35 years, plus
     (ii) 1.5% of final average pay in excess of covered compensation times years of service up to 35 years, plus
     (iii) 1.3% of final average pay times years of service in excess of 35 years. Covered compensation is the average of the maximum taxable Social Security wage cases during the 35 years preceding the member's retirement. The final average pay benefit is based on the member's average total earnings during the highest-paid 60 consecutive calendar months or, if smaller, the member's highest rate of pay as of any July 1st. Effective January 1, 1997 the maximum amount of any employee's compensation that may be used in these computations is $160,000. Benefits for employees retiring between 55 and 62 differ from the foregoing.

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)


     Pursuant to a supplemental plan (Secured Benefit Plan), senior executives of Allegheny who retire at age 60 or over with 40 or more years of service are entitled to a supplemental retirement benefit in an amount that, together with the benefits under the basic plan and from other employment, will equal 60% of the executive's highest average monthly earnings for any 36 consecutive months. The earnings include 50% of the actual annual bonus paid effective February 1, 1997. The figures shown do not give any effect to bonus payments. The supplemental benefit is reduced for less than 40 years service and for retirement age from 60 to 55. It is included in the amounts shown where applicable. In order to provide funds to pay such benefits, effective January 1, 1993 the Company purchased insurance on the lives of the plan participants. The Secured Benefit Plan has been designed so that if the assumptions made as to mortality experience, policy dividends, and other factors are realized, the Company will recover all premium payments, plus a factor for the use of the Company's money. The amount of the premiums for this insurance required to be deemed "compensation" by the SEC is described and included in the "All Other Compensation" column on page 47. All executive officers are participants in the Secured Benefit Plan. The figures shown do not include benefits from an Employee Stock Ownership and Savings Plan (ESOSP) established as a non-contributory stock ownership plan for all eligible employees effective January 1, 1976, and amended in 1984 to include a savings program. Under the ESOSP, all eligible employees may elect to have from 2% to 7% of their compensation contributed to the Plan as pre-tax contributions and an additional 1% to 6% as post-tax contributions. Employees direct the investment of these contributions into one or more available funds. Each System company matches 50% of the pre-tax contributions up to 6% of compensation with common stock of AE. Effective January 1, 1997 the maximum amount of any employee's compensation that may be used in these computations is $160,000. Employees' interests in the ESOSP vest immediately. Their pre-tax contributions may be withdrawn only upon meeting certain financial hardship requirements or upon termination of employment.

(e) See Executive Officers of the Registrants for all positions held.

(f) The total estimated annual benefits on retirement payable to Messrs. Noia, Skrgic, Pifer, Morrell and
     Gagliardi for services in all capacities to AE and its subsidiaries is set forth in the table.

(g) Michael P. Morrell joined AE on May 1, 1996. The figure shown for Mr. Morrell reflects a provision of his agreement with AE which grants him an additional eight years of service after he has been with AE for ten years.

                Change In Control Contracts

      In March 1996, AE entered into Change in
Control contracts with certain Allegheny executive officers (Agreements). Each Agreement sets forth
(i) the severance benefits that will be provided to the employee in the event the employee is terminated subsequent to a Change in Control of AE (as defined in the Agreements), and (ii) the employee's obligation to continue his or her employment after the occurrence of certain circumstances that could lead to a Change in Control. The Agreements provide generally that if there is a Change in Control, unless employment is terminated by AE for Cause, Disability or Retirement or by the employee for Good
Reason (each as defined in the Agreements), severance benefits payable to the employee will consist of a cash payment equal to 2.99 times the five-year average of the employee's annual compensation and AE will maintain existing benefits for the employee and the employee's dependents for a period of three years. Each Agreement expired on December 31, 1997, but is automatically extended for one year periods thereafter unless either AE or the employee gives notice otherwise. Notwithstanding the delivery of such notice, the Agreements will continue in effect for thirty-six months after a Change in Control.

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)


      A Senior Officer Separation Plan has been approved for senior officers offered a position in the combined company resulting from AE's merger with DQE (Merger), that warrants a reduction in compensation, as the Merger does not qualify as a Change in Control. The Plan is available only to those who have signed Change in Control Contracts and will be offered only upon consummation of the merger. The Plan offers benefits substantially similar to the Change in Control Contracts, except that the cash payment is computed on the basis of 1997 base salary and short-term incentive and long-term incentive target amounts. The Chief Executive
Officer will determine the date of departure, which will be within a twelve-month period following closure of the merger. In addition, if a senior officer is eligible to retire, the officer will be credited with three additional years of service and will receive a payment of $400 per month until age
62 or for 12 months, whichever is greater. Benefits will not be reduced for early retirement.

      An Other Executive Separation Plan has been approved for certain management personnel offered a position with Allegheny after the Merger that warrants a reduction in compensation. The Plan is available only to Business Unit Heads and certain other management employees of Allegheny who do not have Change in Control contracts and will be offered only upon consummation of the Merger. The Plan provides benefits in the event the employee is offered a position that warrants a reduction in compensation. The employee's departure date will be determined by the Chief Executive Officer, but will be within a twelve-month period following closure of the Merger. The Plan provides generally one year's base salary, plus management out-placement services and 12-month continuance of medical and dental coverage. In addition, if an employee is eligible to retire, the employee will be credited with three additional years of service and will receive a payment of $400 per month until age 62 or for 12 months, whichever is greater. Benefits will not be reduced for early retirement.


                 Compensation of Directors

      In 1997, AE directors who were not officers or employees of System companies received for all services to System companies (a) $16,000 in retainer fees, (b) $800 for each committee meeting attended, except Executive Committee meetings, for which fees are $200, (c) $250 for each Board meeting of each company attended, and (d) 200 shares of AE common stock pursuant to the Restricted Stock Plan for Outside Directors. Under an unfunded deferred compensation plan, a director may elect to defer receipt of all or part of his or her director's fees for succeeding calendar years to be payable with accumulated interest when the director ceases to be such, in equal annual installments, or, upon authorization by the Board of Directors, in a lump sum. In addition to the fees mentioned above, the Chairperson of each of the Audit, Finance, Management Review and Director Affairs, New
Business, and Strategic Affairs Committees receives a further fee of $4,000 per year. For the first five months of 1997, Klaus Bergman received a fixed fee of $8,333 per month for services as Chairman of the Board of AE. Mr. Bergman also received a one-time payment of $250,000 at the time he retired as Chairman.

(1) AE, AGC, M, PE, WPP
(from 1997 Form 10-K)


ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

      In March 1997, the Board of Directors Retirement Plan was replaced with a Deferred Stock Unit Plan for Outside Directors. The present value of the accrued benefits under the Directors Retirement Plan was credited to each director's opening account balance under the new plan in the form of deferred stock units. In addition, each year the Company will credit each outside director's account with 275 deferred stock units. The value of each director's account will correspondingly rise or decline with the value of AE stock.

      The table below shows the number of shares of AE common stock that are beneficially owned, directly or indirectly, by each director and named executive officer of AE, Monongahela, Potomac Edison, West Penn, and AGC and by all directors and executive officers of each such company as a group as of December 31, 1997. To the best of the knowledge of AE, there is no person who is a beneficial owner of more than 5% of the voting securities of AE.

                       Executive        Shares of
                       Officer or          AE                Percent
Name                   Director of     Common Stock          of Class

Eleanor Baum         AE,MP,PE,WP          2,800*          .02% or less
William L. Bennett   AE,MP,PE,WP          3,571*                "
Richard J. Gagliardi AE                  10,147                 "
Thomas K. Henderson  AE,MP,PE,WP,AGC      5,349                 "
Wendell F. Holland   AE,MP,PE,WP          1,010*                "
Kenneth M. Jones     AE,AGC              10,802                 "
Phillip E. Lint      AE,MP,PE,WP          1,470*                "
Frank A. Metz, Jr.   AE,MP,PE,WP          3,184*                "
Michael P. Morrell   AE,MP,PE,WP,AGC        140                 "
Alan J. Noia         AE,MP,PE,WP,AGC     26,421                 "
Jay S. Pifer         AE,MP,PE,WP         14,380                 "
Steven H. Rice       AE,MP,PE,WP          3,451*                "
Gunnar E. Sarsten    AE,MP,PE,WP          6,800*                "
Peter J. Skrgic      AE,MP,PE,WP,AGC     15,127                 "

Sanford C. Bernstein & Co., Inc.     11,397,135                9.3%
767 Fifth Avenue
New York, NY 10153

All directors and executive officers
of AE as a group (17 persons)           115,695
Less than .10%

All directors and executive officers
of MP as a group (19 persons)           116,637                 "

All directors and executive officers
of PE as a group (19 persons)           114,736                 "

All directors and executive officers
of WP as a group (19 persons)           120,673                 "

All directors and executive officers
of AGC as a group (8 persons)            73,011           Less than .06%



*Excludes the outside directors' accounts in the Deferred Stock Unit
 Plan which, at March 1, 1998, were valued at the number of shares shown: Baum, 3009; Bennett, 1358; Holland, 1223; Lint, 4545; Metz, 3263; Rice, 1879; and Sarsten, 2721.

 All of the shares of common stock of Monongahela (5,891,000), Potomac Edison (22,385,000), and West Penn (24,361,586) are owned by AE. All of the common stock of AGC is owned by Monongahela (270 shares), Potomac Edison (280 shares), and West Penn (450 shares).

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

(1) AE
(from 1997 Proxy Statement)


    MANAGEMENT REVIEW AND DIRECTOR AFFAIRS COMMITTEE REPORT

GENERAL

     The compensation program for executive officers of the Company and its subsidiaries is directed by the Management Review and Director Affairs Committee (the Committee) of the Company's Board of Directors. The Committee recommends the annual compensation program for each year to the Board of Directors of the Company and of each subsidiary for its approval.

     The Committee believes that with the advent of competition to this industry a larger portion of compensation should be included in incentive plans. For 1998, compensation will continue to include more pay "at risk."

     The executive compensation program is intended to meet three objectives:

              Create a strong link between executive
          compensation and total return to stockholders; the provision of reliable and economic service to customers which assures customer satisfaction; environmental stewardship; insuring the financial stability of the Company and its subsidiaries; integrity, and overall Company performance.

              Offer compensation opportunities that are competitive with the median level of opportunity in the marketplace, at expected levels of performance, but exceed median levels for performance exceeding expectations.

              Ensure internal compensation equity--
          maintaining a reasonable relationship between compensation and the duties and responsibilities of each executive position.

EXECUTIVE COMPENSATION PROGRAM

     The Company's executive compensation program has three components: salary and short-term and long-term incentive awards.

     The Company's executive compensation is both market- and performance-based. The Committee believes that it is necessary to use both market- and performance-based compensation to meet the challenges of intensifying competitive, economic, and regulatory pressures.

     To ensure that the Company's salary structure and total compensation continue to be competitive, they are compared each year through an annual compensation survey with those of comparable electric utilities--20 or more in recent years.
The survey companies are either similar in type and size to the Company, contiguous to our geographic territory, or have a similar fuel mix.

     In 1997, over 80% of these survey companies are included in the Dow Jones Electric Index to which the Company's performance is compared on page 17 of this proxy statement. This comparison, conducted by a national compensation consulting firm, involves matching Company positions, including the Chief Executive Officer (CEO), with those in the survey companies that have comparable duties and responsibilities. For 1997, the survey indicated that the Company's executive salary structure was slightly below the median. This survey data became the basis for the consulting firm's recommendations as to market prices for each position and total compensation in line with the survey average for comparable positions.

(1) AE
(from 1997 Proxy Statement)


          Base salary:
          The base salaries of all executive officers, including the CEO, are reviewed annually by the Committee, which makes recommendations to the Board of Directors. In recommending base salary levels, the Committee gives most weight to the performance of each executive. The Committee receives a report from the CEO including (a) a performance assessment of each executive (other than himself) based on that executive's position-specific responsibilities and performance evaluation by his or her supervisor, and
     (b) a specific salary recommendation for each. In determining its recommendations to the Board, the Committee also takes into consideration operating performance, including such factors as safety, efficiency, competitive position, customer satisfaction, and financial results, including such things as total return, earnings per share, quality of earnings, dividends paid, and dividend payout ratio.

          Annual Performance Incentive Plan:
          The Allegheny Power System Annual Incentive
     Plan (the Annual Incentive Plan) is designed to supplement base salaries and provide cash incentive compensation opportunities to attract, retain, and motivate a senior group of managers of Allegheny
     Power, including executive officers selected by the Committee. The Annual Incentive Plan provides for establishment of individual incentive awards based on meeting specific predetermined corporate performance targets. The performance targets are based on net income available to common shareholders, achieved shareholder return, overall corporate financial results (changes in earnings per share, quality of earnings, dividends paid per share and dividend payout ratios), cost of service to customers and Company performance, including competitive position. In addition, personal performance goals as to operating factors such as efficiency and safety are set on a position specific basis for participants.

          Specific operating, management, or financial areas to be emphasized, as well as performance targets, are determined each year by the Committee with the recommendations of the CEO. If the corporate performance targets are not met, no awards are paid. The target awards under the 1997
     Incentive Plan were determined by the Committee, and participants could earn up to 1-1/2 times the target award. For the 1997 Incentive Plan the targets were $230,000 for Mr. Noia and from $70,000 to $140,000 for the other named officers. Targets for other participants ranged from $60,000 to approximately
     33% or less of 1997 base salary.  Annual Incentive
     Plan awards earned are paid in the year after the year for which they are earned. Awards earned for performance in 1995, 1996, and 1997 are set forth in the Summary Compensation Table for those years under the column "Incentive Award" for the individuals named therein.

(1) AE
(from 1997 Proxy Statement)


          Performance Share Plan:
          The Allegheny Power System Performance Share
     Plan (the Performance Plan) is designed as an aid in attracting and retaining individuals of outstanding ability and in rewarding them for total shareholder return and continuous provision of economical service to customers by the Company. Seven executive officers of the Company were selected by the Committee to participate in Cycle II (1995-
     1997); eleven in Cycle III (1996-1998); and twelve in Cycle IV (1997-1999) of the Performance Plan.
     The Performance Plan provides for the establishment of corporate incentive awards based on meeting specific stockholder and customer performance rankings (total stockholder return ranking in the Dow Jones Electric Utility Index and cost of customer service versus nine other utilities). The implementation of any plan beginning in 1998 is being postponed pending the approval of the Long-
     Term Incentive Plan discussed on pages 3 through 8.

          The Cycle II target awards under the
     Performance Plan ranged from $40,000 for the named officers, excluding Mr. Morrell, to $100,000 for Mr.
     Noia. These amounts equate to 1,839 to 4,598 shares of stock as of January 1, 1995, the start of the performance cycle under the Plan. The actual award calculated under the Plan equaled 140% of the target amount. The dollar value of such shares calculated as of December 31, 1997, including reinvested dividends, is included in the compensation table on page 13.

          The Cycle III target awards range from $70,000 to $175,000 for Mr. Noia. These amounts equate to 2,445 to 6,114 targeted shares of stock as of January 1, 1996, the start of the performance cycle.
     The Cycle IV target awards under the Performance
     Plan range from $70,000 to $230,000 for Mr. Noia, which equate to 2,300 to 7,570 shares of stock as of January 1, 1997, the start of the performance cycle.

          The actual payouts will be determined in 1999 for Cycle III and in 2000 for Cycle IV, after completion of each cycle and determination of the actual stockholder and customer rankings. The actual awards may be paid in Company stock and can range from 0 to 200% of the targeted shares noted above, before including reinvested dividends.

          The target opportunity and the corresponding number of equivalent performance shares allocated to each named executive officer for Cycle IV are listed in the Performance Share Plan Table on page 15.

     For Mr. Noia, the Committee developed salary and incentive award recommendations for the Board's consideration. The base salary recommendation was based upon the Committee's evaluation of his performance as CEO and of his responsibilities in the context of the Company's overall financial and operating performance, including the factors described in the next sentence, and the quality and cost of service rendered to its customers. The incentive award recommendation was based primarily on 1997 corporate financial results, including total shareholder return, changes in earnings per share, quality of earnings, dividends paid per share, and dividend payout ratios; the overall quality and cost of service rendered to customers; and overall Allegheny Energy performance, including competitive position. Mr. Noia's 1997 total

(1) AE
(from 1997 Proxy Statement)


compensation reflected the Committee's evaluation of his performance as CEO and the described 1997 overall results.

     Section 162(m) of the Internal Revenue Code generally limits to $1 million the corporate deduction for compensation paid to executive officers named in the Proxy Statement, unless certain requirements are met. This Committee has carefully considered the effect of this tax code provision on the current executive compensation program. At this time, Allegheny's deduction for officer compensation is not limited by the provisions of Section 162(m). The Committee intends to take such actions with respect to the executive compensation program, if necessary, to preserve the corporate tax deduction for executive compensation paid.

     No current member of the Management Review and Director
Affairs Committee is or ever was an employee of the Company or any of its subsidiaries.

                              Frank A. Metz, Jr., Chairman
                                   Eleanor Baum
                                   Steven H. Rice
                                   Gunnar E. Sarsten

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


                                 Calendar Year 1997

         Part I. Between System Companies


                                                                                                    In effect
                                                                                         Date of    on Dec.31
Transaction                     Serving Company     Receiving Company    Compensation    Contract   (Yes or No)

Operating, maintenance,         Monongahela Power   The Potomac Edison   $233,377        5/29/73     Yes
accounting, supervisory, and    Company             Company                                          effective
other administrative or                                                                              5/31/74
or other services


West Penn Power Company has an Operational Service Contract with The Potomac Edison Company (effective 12/23/77) for which the compensation was less than $100,000 in 1997.

West Penn Power Company tests meters for The Potomac Edison Company. The compensation for this service was $9,966 in 1997.


Part II. Between System Companies and others

                                                                                                                  In effect
                                                                                     Date of    on Dec.31
Transaction            Serving Company          Receiving Company      Compensation  Contract   (Yes or No)

Engineering, drafting  American Electric Power  Ohio Valley Electric   $1,089,809    12/27/56       Yes
  and other technical  Service Corporation      Corporation
  and administrative

Engineering, drafting  American Electric Power  Indiana-Kentucky       $  880,031    12/27/56       Yes
  and other technical  Service Corporation      Electric Corporation
  and administrative

Maintenance Services   Appalachian Power        Ohio Valley Electric   $  816,766      1/1/79       Yes
                           Company                  Corporation

Maintenance Services   Appalachian Power        Indiana-Kentucky       $  117,645      1/1/79       Yes
                           Company              Electric Corporation



Ohio Valley Electric Corporation has a Maintenance Service Contract (effective 7/10/69) with Cincinnati Gas & Electric Company, the compensation for which was less than $100,000 in 1997.

         Part III.

              None.

ITEM 9.  Wholesale Generators & Foreign Utility Companies

         I.   AYP ENERGY, INC.

Part I.
  (a)  AYP Energy, Inc.
       One Stuart Plaza
       RR 12 Box 40
       Greensburg, PA 15601

       In October 1996, AYP Energy, Inc. (AYP Energy) purchased Duquesne Light Company's 50% interest (276 MW) in Unit No. 1 of the Fort Martin Power Station. The remainder of the station is owned by Allegheny Energy, Inc.'s (AYE, Inc.) regulated subsidiaries.

       AYP Energy is a wholly-owned subsidiary of AYP Capital, Inc., a wholly-owned, nonutility subsidiary of AYE, Inc.

  (b) AYP Capital owns 100% of AYP Energy common stock, 100 shares with a total book value of $1,000.
       AYP Capital has made additional capital contributions of $29,487,486 as of December 31, 1997.
       AYP Capital's Equity in Undistributed Earnings of AYP Energy totaled ($13,863,092) as of December 31, 1997.

       AYP Energy's $160,000,000 of five year debt financing is supported by AYE, Inc.

       No assets have been transferred from other system companies to AYP Energy.

  (c)  Ratio of Debt to Common Equity as of December 31, 1997:

              Long-term Debt     160,000,000
              Common Equity       15,625,394  = 10.24

  (d) A copy of the Service Agreement between the Allegheny Power Service Corporation and AYP Energy, Inc. is already on file.

       Fort Martin Common Facilities Operating Agreement and Fort Martin Construction and Operating Agreement between Duquesne Light, Monongahela Power Company, The Potomac Edison Company, and
       West Penn Power Company were previously filed. When AYP Energy purchased Duquesne's 50% interest in Unit 1, it agreed to replace Duquesne as a party to these agreements.

Part II.  Allehgeny Power Corporate Structure

              AYE, Inc.

       (NONUTILITY SUBSIDIARY)                     Regulated Business
             AYP Capital                                  Units
(Wholly-owned subsidiary of AYE, Inc.)  (Wholly-owned subsidiaries of AYE,Inc.)

             AYP Energy
(Wholly-owned subsidiary of AYP Capital, Inc.)

Part III.  Total Investment in AYP Energy:    $15,625,394


(PAGE>

ITEM 9.     Wholesale Generators & Foreign Utility Companies

  II.  LATIN AMERICA ENERGY AND ELECTRICITY FUND I, L.P.

Part I.
  (a)  Latin America Energy and Electricity Fund I, L.P.
       P. O. Box 309
       Ugland House
       George Town, Grand Cayman
       Cayman Islands, British West Indies

       Latin America Energy and Electricity Fund I,L.P. (LAEEP) is a limited partnership which invests in entities involved in new or existing electric power projects in Latin America and the Caribbean.

       AYP Capital, Inc., the nonutility subsidiary of AYE, Inc.
       owns a 9.9% interest in LAEEP.

  (b) AYP Capital has invested $3,663,250 in LAEEP as of December 31, 1997.

       AYP Capital's Equity in Undistributed Earnings of LAEEP totaled ($134,988) as of December 31, 1997.

       None.

       No assets have been transferred from other system companies to LAEEP.

  (c)  Not applicable.

  (d)  None.



Part II.  LAEEP is simply an investment on the books of AYP Capital, Inc.

Part III. Total Investment in LAEEP                     $3,528,262

(PAGE>

ITEM 9.  Wholesale Generators & Foregin Utility Companies

     III.  FONDELEC GENERAL PARTNER, LP

Part I.
  (a)  FondElec General Partner,LP
       P.O. Box 309
       Ugland House, South Church Street
       George Town, Grand Cayman
       Cayman Islands, British West Indies

       FondElec General Partner, LP is a limited partnership organized for the purpose of acting as the general partner of LAEEP.

       AYP Capital, Inc., the nonutility subsidiary of AYE, Inc.
       owns a 4.975% interest in FondElec.

  (b) AYP Capital has invested $18,408 in FondElec as of December 31, 1997.
       AYP Capital's Equity in Undistributed Earnings of FondElec totaled ($668) as of December 31, 1997.
       AYP Capital advanced $25,000 to FondElec as of December 31, 1997.

       None.

       No assets have been transferred from other system companies to LAEEP.

  (c)  Not applicable.

  (d)  None.


Part II.  FondElec is simply an investment on the books of AYP Capital, Inc.

Part III. Total Investment in FondElec                 $17,740

ITEM 10.    FINANCIAL STATEMENTS AND EXHIBITS


FINANCIAL STATEMENTS

Financial statements are filed as listed on Page A of Appendix 1.

EXHIBITS

EXHIBIT A. Financial Statements incorporated herein by
           reference are as follows:

The financial statements of Allegheny Energy, Inc. and its subsidiaries, and of Monongahela Power Company, The
Potomac Edison Company, West Penn Power Company and its subsidiaries, and Allegheny Generating Company, listed under ITEM 8 of their combined Annual Report on Form 10-K for the year ended December 31, 1997, together with the reports of Price Waterhouse LLP with respect thereto, all dated February 4, 1998, are incorporated in this Annual
Report by reference to such Annual Reports on Form  10-K.

     *******************************************

          CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the foregoing incorporation by reference in this Annual Report on Form U5S of our reports dated February 4, 1998, appearing on pages 41-45 in the above-mentioned Annual Report on Form 10-K.


                                   PRICE WATERHOUSE LLP
 Pittsburgh, Pennsylvania
 April 29, 1998

           EXHIBIT B.     Constituent instruments
           defining the rights of holders of equity securities of system companies are incorporated herein by reference as listed on pages F-1 and F-2 of Appendix 2.

           EXHIBIT C.     Constituent instruments
           defining the rights of holders of debt
           securities of System companies are
           incorporated herein by reference as listed on pages F-3 and F-4 of Appendix 2.

           EXHIBIT D.     Tax Allocation Agreement,
           dated June 13, 1963, as amended November 3,
           1993 and further amended December 1, 1994, is incorporated by reference to the Form U5S for 1994, Appendix 2, Exhibit D.

 EXHIBIT E.    None

 EXHIBIT F.    None

                                 SIGNATURE


     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                        ALLEGHENY ENERGY, INC.

                        By /s/ Thomas K. Henderson
                               Thomas K. Henderson
                               Counsel for
                               Allegheny Energy, Inc.



Dated:  April 29, 1998

                                       APPENDIX 1








                               CONSOLIDATING AND OTHER FINANCIAL STATEMENTS
                                          (See Index on Page A)

    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    INDEX TO APPENDIX 1--CONSOLIDATING AND OTHER FINANCIAL STATEMENTS




                                       Consolidating Statements                           Other Statements
                                      Allegheny        West Penn        AYP Capital,
                                     Energy, Inc.    Power Company          Inc.         Indiana-Kentucky  Ohio Valley
                                    and Subsidiary   and Subsidiary    and Subsidiary    Electric           Electric
                                    Companies        Companies         Companies         Corporation       Corporation

    Balance Sheets -
      December 31, 1997                 A-1, 2           B-1, 2            C-1, 2           D-1                D-4

    Statements of Income -
      Year ended December 31, 1997       A-3              B-3                C-3            D-2                D-5

    Statements of Retained Earnings
     and Other Paid-in Capital -
      Year ended December 31, 1997       A-4              B-4                C-4             -                  -

    Statements of Cash Flows
      Year ended December 31, 1997       A-5              B-5                C-5            D-3                D-6

    Long-Term Debt of Subsidiaries -
      December 31, 1997               A-6, 7, 8            -                  -              -                  -


                            ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997 (000's)


                          ASSETS                         AYE       APSC       MP         PE          WPP       Subtotal

                                                                                                (See page B-1)
    Property, plant and equipment:
      At original cost                                    -         3,543  1,950,478  2,196,262    3,293,039   7,443,322
      Accumulated depreciation                            -          (900)  (840,525)  (859,076)  (1,254,900) (2,955,401)

    Investments and other assets:
      Securities of subsidiaries consolidated:
        Common stock, at equity                       2,253,862     -          -          -           -        2,253,862
        Excess of cost over book equity at acquisition   15,077     -          -          -           -           15,077
      Investment in APC:
        Common stock, at equity                           -         -         (3,227)    (3,227)      (6,453)    (12,907)
        Advances                                          -         -          3,495      3,617        7,061      14,173
      AGC - common stock, at equity                       -         -         53,888     55,847       89,783     199,518
      Securities of associated company                    1,250     -          -          -           -            1,250
      Nonutility investment                               -         -          -          -           -           -
      Benefit plans' investments                         79,474     -          -          -           -           79,474
      Other                                               -            57      -            139          113         309

    Current assets:
      Cash and temporary cash investments                   104       510      1,686      2,319        4,056       8,675
      Accounts receivable:
        Electric service                                  -         -         70,319     85,114      141,674     297,107
        Allowance for uncollectible accounts              -         -         (2,176)    (1,683)     (13,326)    (17,185)
        Affiliated and other                              7,284    23,625     10,918      5,300       21,525      68,652

      Notes receivable from affiliates                    2,752     -          -          1,450       -            4,202
      Materials and supplies - at average cost:
        Operating and construction                        -         -         18,716     23,715       34,212      76,643
        Fuel                                              -         -         15,884     15,843       29,467      61,194
      Prepaid taxes                                       -         -         17,287     15,052       11,738      44,077
      Deferred income taxes                               -         -          -          1,044       11,959      13,003
      Other                                                 177     1,619      3,560      3,673        2,252      11,281

    Deferred charges:
      Regulatory assets                                   -         -        164,260     80,651      333,235     578,146
      Unamortized loss on reacquired debt                 -         -         14,338     17,094        9,725      41,157
      Other                                                   8     7,456     14,355     17,513       31,999      71,331


               Total assets                           2,359,988    35,910  1,493,256  1,660,647    2,747,159   8,296,960


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997

                      (000's)                                                                                           AYE Inc.
                                                                                           Combined  Eliminations,    Consolidated
                      ASSETS                    Subtotal     APC      AGC        AYP        Totals       etc.            Totals
                                                                            (See page C-1)
    Property, plant and equipment:
      At original cost                          7,443,322    4,040  828,658       169,192  8,445,212        6,212 (14)  8,451,424
      Accumulated depreciation                 (2,955,401)     (16)(193,173)       (5,586)(3,154,176)      (1,034)(14) (3,155,210)

    Investments and other assets:
      Securities of subsidiaries consolidated:
        Common stock, at equity                 2,253,862     -        -          -        2,253,862   (2,253,862)(1)      -
        Excess of cost over book equity at
          acquisition                              15,077     -        -          -           15,077       -               15,077
      Investment in APC:
        Common stock, at equity                   (12,907)    -        -          -          (12,907)      12,907 (1)      -
        Advances                                   14,173     -        -          -           14,173      (14,173)(2)      -
      AGC - common stock, at equity               199,518     -        -          -          199,518     (199,518)(1)      -
      Securities of associated company              1,250     -        -          -            1,250       -                1,250
      Nonutility investment                         -         -        -            4,992      4,992       -                4,992
      Benefit plans' investments                   79,474     -        -          -           79,474       -               79,474
      Other                                           309     -        -          -              309       -                  309

    Current assets:
      Cash and temporary cash investments           8,675       39    5,361        12,299     26,374       -               26,374
      Accounts receivable:
        Electric service                          297,107     -        -           15,434    312,541          732 (13)    313,273
        Allowance for uncollectible accounts      (17,185)    -        -               (6)   (17,191)      -              (17,191)
        Affiliated and other                       68,652     -           6         1,933     70,591         (732)(13)     12,312
                                                                                                          (57,547)(3)
      Notes receivable from affiliates              4,202     -        -          -            4,202       (4,202)(2)      -
      Materials and supplies - at average cost:
        Operating and construction                 76,643     -       1,832         2,361     80,836       -               80,836
        Fuel                                       61,194     -        -            2,167     63,361       -               63,361
      Prepaid taxes                                44,077     -       4,442       -  3,205    51,724       -               51,724
      Deferred income taxes                        13,003     -        -                      13,003         (646)(11)     12,357
      Other                                        11,281     -         235           132     11,648       -               11,648

    Deferred charges:
      Regulatory assets                           578,146     -       7,979       -          586,125       -              586,125
      Unamortized loss on reacquired debt          41,157     -       8,393       -           49,550       -               49,550
      Other                                        71,331        4      187         5,456     76,978       (5,394)(11)     66,406
                                                                                                           (5,178)(14)

               Total assets                     8,296,960    4,067  663,920       211,579  9,176,526   (2,522,435)      6,654,091


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                       (000's)



           CAPITALIZATION AND LIABILITIES            AYE       APSC        MP            PE            WPP       Subtotal
                                                                                                 (see page B-2)
    Capitalization:
      Common stock of Allegheny Energy, Inc.        153,045     -           -            -              -         153,045
      Common stock of affiliate consolidated          -         -           -            -              -           -
      Common stock of subsidiaries consolidated       -            50      294,550       447,700        465,994 1,208,294
      Other paid-in capital                       1,044,085     -            2,441         2,690         55,475 1,104,691
      Retained earnings                           1,059,768     -          243,939       239,391        475,558 2,018,656

      Preferred stock of subsidiaries:
        Not subject to mandatory redemption           -         -           74,000        16,378         79,708   170,086

      Long-term debt and QUIDS                        -         -          455,087       627,012        802,319 1,884,418
         (see pages A-6, A-7, A-8)
      Notes and advances payable to affiliates        -         -           -            -              -           -

    Current liabilities:
      Short-term debt                                97,526     -           56,829       -               52,046   206,401
      Long-term debt due
        within one year                               -         -           20,100         1,800        103,500   125,400
      Notes payable to affiliates                     -         -            1,450       -              -           1,450
      Accounts payable to affiliates                     50     -            5,805        19,929         16,137    41,921
      Accounts payable - others                       4,651     9,587        5,910        29,125         73,584   122,857
      Taxes accrued:
        Federal and state income                      -            47        5,045         2,105          1,605     8,802
        Other                                         -           666       18,936        11,461         22,728    53,791
      Interest accrued                                  576     -            7,878         9,487         15,817    33,758
      Restructuring liability                         -         -              236         1,186          4,082     5,504
      Other                                              63    15,463       13,234        15,720         24,375    68,855

    Deferred credits and other liabilities:
      Unamortized investment credit                   -         -           18,297        21,470         45,206    84,973
      Deferred income taxes                           -         -          235,291       178,529        450,390   864,210
      Regulatory liabilities                          -         -           16,974        12,424         34,326    63,724
      Other                                             224    10,097       17,254        24,240         24,309    76,124

             Total capitalization and liabilities 2,359,988    35,910    1,493,256     1,660,647      2,747,159 8,296,960


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                       (000's)


                                                                                                                          AYE Inc.
                                                                                              Combined Eliminations,    Consolidated
            CAPITALIZATION AND LIABILITIES         Subtotal    APC       AGC         AYP       Totals      etc.            Totals
                                                                                 (see pg C-2)
    Capitalization:
      Common stock of Allegheny Energy, Inc.        153,045     -         -           -        153,045       -              153,045
      Common stock of affiliate consolidated          -             1         1       -              2           (2)(1)      -
      Common stock of subsidiaries consolidated   1,208,294     -         -                1 1,208,295   (1,208,295)(1)      -
      Other paid-in capital                       1,104,691       555   199,522       43,869 1,348,637     (304,552)(1)   1,044,085
      Retained earnings                           2,018,656   (13,462)    -          (17,797)1,987,397     (927,629)(1)   1,059,768

      Preferred stock of subsidiaries:
        Not subject to mandatory redemption         170,086     -         -           -        170,086       -              170,086

      Long-term debt and QUIDS                    1,884,418     -       148,735      160,000 2,193,153       -            2,193,153
          (see pages A-6, A-7, A-8)
      Notes and advances payable to affiliates        -        14,173     -           -         14,173      (14,173)(2)      -

    Current liabilities:
      Short-term debt                               206,401     -         -           -        206,401       -              206,401
      Long-term debt due
            within one year                         125,400     -        60,000       -        185,400       -              185,400
      Notes payable to affiliates                     1,450     2,752     -           -          4,202       (4,202)(2)      -
      Accounts payable to affiliates                 41,921         8     6,135        4,012    52,076      (52,076)(3)      -
      Accounts payable - others                     122,857     -         -           12,598   135,455       (5,466)(3)     129,989
      Taxes accrued:
        Federal and state income                      8,802        40     -            1,611    10,453       -               10,453
        Other                                        53,791     -         -            1,637    55,428       -               55,428
      Interest accrued                               33,758     -         4,404        1,838    40,000       -               40,000
      Restructuring liability                         5,504     -         -           -          5,504       -                5,504
      Other                                          68,855     -             1          456    69,312         (646)(11)     68,666

    Deferred credits and other liabilities:
      Unamortized investment credit                  84,973     -        48,343       -        133,316       -              133,316
      Deferred income taxes                         864,210     -       169,325        3,095 1,036,630       (5,394)(11)  1,031,236
      Regulatory liabilities                         63,724     -        27,454       -         91,178       -               91,178
      Other                                          76,124     -         -              259    76,383       -               76,383

             Total capitalization and liabilities 8,296,960     4,067   663,920      211,579 9,176,526   (2,522,435)      6,654,091


        ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1997
                            (000's)


                                                              AYE       APSC        MP            PE           WPP       Subtotal
    Electric operating revenues:                                                                          (see page B-3)
      Residential                                              -         -          199,931       299,876       393,036   892,843
      Commercial                                               -         -          118,825       148,286       223,347   490,458
      Industrial                                               -         -          196,716       198,171       352,730   747,617
      Wholesale and other,
            including affiliates                               -       385,811       95,578        38,855        72,459   592,703
      Bulk power transactions, net                             -         -           17,260        23,588        40,590    81,438

                  Total operating revenues                     -       385,811      628,310       708,776     1,082,162 2,805,059

    Operating expenses:
      Operation:
        Fuel                                                   -         -          141,340       140,206       254,210   535,756
        Purchased power and exchanges, net                     -         -           98,267       140,183       120,005   358,455
        Deferred power costs, net                              -         -          (10,028)       (4,944)       (7,944)  (22,916)
        Other                                                  2,239   367,870       75,908        83,904       157,780   687,701

      Maintenance                                              -         3,612       70,563        56,817        98,252   229,244
      Depreciation                                             -         -           56,591        71,761       113,793   242,145
      Taxes other than income taxes                                3    11,267       38,775        47,584        90,140   187,769
       Federal and state income taxes                          -           392       47,518        44,494        73,279   165,683
                  Total operating expenses                     2,242   383,141      518,934       580,005       899,515 2,383,837
                  Operating income                            (2,242)    2,670      109,376       128,771       182,647   421,222

    Other income and deductions:
      Allowance for other than borrowed funds used
        during construction                                    -         -              570         1,716         2,107     4,393




      Other, net                                             288,586    (2,479)       8,498        13,976        17,562   326,143

                 Total other income and deductions           288,586    (2,479)       9,068        15,692        19,669   330,536
                  Income before interest charges and
                    preferred dividends                      286,344       191      118,444       144,463       202,316   751,758

    Interest charges and preferred dividends:
      Interest on long-term debt                               -         -           36,076        47,659        64,990   148,725
      Other interest                                           5,048       191        2,655         2,162         4,639    14,695

      Allowance for borrowed funds used during construction    -         -             (816)       (1,113)       (1,978)   (3,907)
      Dividends on preferred stock of subsidiaries             -         -           -            -             -           -
        Total interest charges and preferred dividends         5,048       191       37,915        48,708        67,651   159,513

        Net income                                           281,296     -           80,529        95,755       134,665   592,245


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1997
                        (000's)

                                                                                                                       AYE Inc.
                                                                                             Combined Eliminations,    Consolidated
                                                     Subtotal    APC      AGC       AYP       Totals      etc.            Totals
    Electric operating revenues:                                                (see pg C-3)
      Residential                                     892,843     -        -            421   893,264       -              893,264
      Commercial                                      490,458     -        -            549   491,007       -              491,007
      Industrial                                      747,617     -        -            246   747,863       -              747,863
      Wholesale and other,                                                                                (211,800)(4)
            including affiliates                      592,703     -      76,458       3,713   672,874     (385,811)(5)      75,263
      Bulk power transactions, net                     81,438     -        -         80,867   162,305         (211)(4)     162,094

                  Total operating revenues          2,805,059     -      76,458      85,796 2,967,313     (597,822)      2,369,491

    Operating expenses:
      Operation:
        Fuel                                          535,756     -        -         24,183   559,939       -              559,939
        Purchased power and exchanges, net            358,455     -        -         43,663   402,118     (182,281)(4)     219,837
        Deferred power costs, net                     (22,916)    -        -         -        (22,916)      -              (22,916)
        Other                                         687,701     -       3,393      16,499   707,593      (29,720)(4)     308,991
                                                                                                          (368,452)(5)
                                                                                                              (430)(12)
      Maintenance                                     229,244     -       1,484       4,528   235,256       (3,612)(5)     230,602
                                                                                                                (8)(4)
                                                                                                            (1,034)(15)
      Depreciation                                    242,145     -      17,000       5,571   264,716        1,034 (15)    265,750
      Taxes other than income taxes                   187,769     -       4,835       4,906   197,510      (11,267)(5)     186,978
                                                                                                               735 (12)
       Federal and state income taxes                 165,683     -      11,213      (9,203)  167,693         (305)(12)    168,073
                                                                                                               685 (8)
                  Total operating expenses          2,383,837     -      37,925      90,147 2,511,909     (594,655)      1,917,254
                  Operating income                    421,222     -      38,533      (4,351)  455,404       (3,167)        452,237

    Other income and deductions:
      Allowance for other than borrowed funds used
        during construction                             4,393     -        -         -          4,393       -                4,393
      Other, net                                      326,143     (172)   9,126       1,457   336,554          685 (8)
                                                                                                           (56,552)(1)
                                                                                                            (1,863)(7)
                                                                                                              (140)(6)
                                                                                                             2,479 (5)
                                                                                                              (441)(1)      18,016
                                                                                                          (262,706)(9)
                 Total other income and deductions    330,536     (172)   9,126       1,457   340,947     (318,538)         22,409
                  Income before interest charges and
                    preferred dividends               751,758     (172)  47,659      (2,894)  796,351     (321,705)        474,646

    Interest charges and preferred dividends:
      Interest on long-term debt                      148,725     -      14,431      10,999   174,155         (351)(7)     173,568
                                                                                                              (236)(12)
      Other interest                                   14,695      140      960          24    15,819       (1,506)(6)      14,409
                                                                                                              (140)(6)

      Allowance for borrowed funds used during                                                                 236 (12)
        construction                                   (3,907)    -        -         -         (3,907)      -               (3,907)
      Dividends on preferred stock of subsidiaries      -         -        -         -          -            9,280 (10)      9,280
        Total interest charges and preferred
          dividends                                   159,513      140   15,391      11,023   186,067        7,283         193,350

        Net income                                    592,245     (312)  32,268     (13,917)  610,284     (328,988)        281,296


        ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
               FOR YEAR ENDED DECEMBER 31, 1997
                            (000's)



                                                               AYE        MP        PE         WPP       Subtotal
                       RETAINED EARNINGS                                                  (see page B-4)

     Balance at January 1, 1997                               988,667   215,221   227,726      441,283   1,872,897

     Add:
        Net Income                                            281,296    80,529    95,755      134,665     592,245

               Total                                        1,269,963   295,750   323,481      575,948   2,465,142

     Deduct:
        Dividends on common stock of Allegheny
          Energy, Inc.                                        210,195     -         -           -          210,195
        Dividends on capital stock of subsidiary companies:
           Preferred                                            -         5,037       818        3,430       9,285
           Common                                               -        46,774    83,272       96,960     227,006

               Total deductions                               210,195    51,811    84,090      100,390     446,486

     Balance at December 31, 1997                           1,059,768   243,939   239,391      475,558   2,018,656


                     OTHER PAID-IN CAPITAL

     Balance at January 1, 1997                             1,028,124     2,441     2,690       55,475   1,088,730


     Add (Deduct):

        Excess of amounts received from sales of
          common stock over the par value thereof              15,961     -         -           -           15,961

        Common stock dividends paid out of
          other paid-in capital                                 -         -         -           -           -

        Other paid-in capital from
          Allegheny Energy, Inc.                                -         -         -           -           -


     Balance at December 31, 1997                           1,044,085     2,441     2,690       55,475   1,104,691


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
         FOR YEAR ENDED DECEMBER 31, 1997
                     (000's)

                                                                                                                    AYE Inc.
                                                                                        Combined   Eliminations,    Consolidated
                                               Subtotal     APC      AGC       AYP       Totals        etc.            Totals
                RETAINED EARNINGS                                          (See pg C-4)

     Balance at January 1, 1997                1,872,897  (13,150)  -           (3,880) 1,855,867      (867,200)        988,667

     Add:
        Net Income                               592,245     (312)  32,268     (13,917)   610,284      (328,988)        281,296

               Total                           2,465,142  (13,462)  32,268     (17,797) 2,466,151    (1,196,188)      1,269,963

     Deduct:
        Dividends on common stock of Allegheny
          Energy, Inc.                           210,195     -        -         -         210,195        -              210,195
        Dividends on capital stock of
          subsidiary companies:
           Preferred                               9,285     -        -         -           9,285        (9,285)(10)     -
           Common                                227,006     -      32,268      -         259,274      (259,274)(9)      -

               Total deductions                  446,486     -      32,268      -         478,754      (268,559)        210,195

     Balance at December 31, 1997              2,018,656  (13,462)    -        (17,797) 1,987,397      (927,629)      1,059,768


              OTHER PAID-IN CAPITAL

     Balance at January 1, 1997                1,088,730      555  202,954      31,284  1,323,523      (295,399)      1,028,124


     Add (Deduct):

        Excess of amounts received from sales
          of common stock over the par value
          thereof                                 15,961     -        -         -          15,961        -               15,961

        Common stock dividends paid out of
          other paid-in capital                    -         -      (3,432)     -          (3,432)        3,432 (1)      -

        Other paid-in capital from
          Allegheny Energy, Inc.                   -         -        -         12,585     12,585       (12,585)(1)      -


     Balance at December 31, 1997              1,104,691      555  199,522      43,869  1,348,637      (304,552)      1,044,085


      ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1997
                          (000's)


                                                            AYE       APSC        MP            PE           WPP      Subtotal
                                                                                                        (see page B-5)
    Cash Flows from Operations:
       Net Income                                          281,296     *           80,529        95,755      134,665   592,245
       Depreciation                                          -         -           56,591        71,761      113,793   242,145
       Deferred investment credit and income taxes, net      -         2,082       18,140         5,984       31,381    57,587
       Deferred power costs, net                             -         -          (10,028)       (4,944)      (7,944)  (22,916)
       Unconsolidated subsidiaries' dividends in excess
         of earnings                                         -         -              988         1,058        1,702     3,748
       Allowance for other than borrowed funds used
         during construction (AOFDC)                         -         -             (570)       (1,716)      (2,107)   (4,393)
       Restructuring liability                               -         -          (13,762)      (13,783)     (23,052)  (50,597)
       PURPA project buy out                                 -         -           -            -            (48,000)  (48,000)
       Changes in other current assets and liabilities:
         Accounts receivable, net                           (6,581)      421          (81)        9,452      (12,382)   (9,171)
         Materials and supplies                              -         -            1,878          (764)      (3,421)   (2,307)
         Accounts payable                                   (6,436)   (1,917)     (11,453)       (1,994)       7,507   (14,293)
       Other, net                                          (17,106)     (445)      (5,097)       10,485       11,532      (631)


                Total Cash Flows from Operations           251,173       141      117,135       171,294      203,674   743,417

    Cash Flows from Investing:
       Utility construction expenditures (less allowance
           for equity funds used during construction)        -           286      (77,568)      (76,582)    (125,947) (279,811)
       Nonutility investments                              (72,887)    -           -            -             -        (72,887)
                Total Cash Flows from Investing            (72,887)      286      (77,568)      (76,582)    (125,947) (352,698)

    Cash Flows from Financing:
       Sale of common stock                                 16,706     -           -            -             -         16,706
       Retirement of long-term debt                          -         -          (15,500)         (800)      -        (16,300)
       Short-term debt, net                                 10,219     -           28,590        (7,497)      18,659    49,971
       Notes receivable from affiliates                       (337)    -           -             (1,450)       2,900     1,113
       Notes payable to affiliates                           -         -           (1,450)      -             -         (1,450)
       Parent Company contribution
       Dividends on capital stock:
         Preferred stock                                     -         -           (5,037)         (818)      (3,430)   (9,285)
         Common stock                                     (210,195)    -          (46,774)      (83,272)     (96,960) (437,201)
                Total Cash Flows from Financing           (183,607)    -          (40,171)      (93,837)     (78,831) (396,446)

    Net Change in Cash and Temporary
       Cash Investments**                                   (5,321)      427         (604)          875       (1,104)   (5,727)
    Cash and Temporary Cash Investments at January 1         5,425        83        2,290         1,444        5,160    14,402
    Cash and Temporary Cash Investments at December 31         104       510        1,686         2,319        4,056     8,675

    Supplemental cash flow information:
      Cash paid during the year for:
         Interest (net of amount capitalized)                5,150        53       36,776        47,642       64,594   154,215
         Income taxes                                            1     2,691       28,282        36,705       43,297   110,976




     *Pursuant to service contracts, Allegheny Power Service Corporation's expenses ($383,332) have been apportioned to System companies. **Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1997
                       (000's)


                                                                                                                      AYE Inc.
                                                                                          Combined  Eliminations,     Consolidated
                                                  Subtotal   APC      AGC       AYP        Totals       etc.             Totals
                                                                            (see pg B-5)
    Cash Flows from Operations:
       Net Income                                  592,245    (312)  32,268     (13,917)    610,284     (328,988)          281,296
       Depreciation                                242,145    -      17,000       5,571     264,716        1,034 (15)      265,750
       Deferred investment credit and income        57,587    -       6,329       2,156      66,072          290 (16)       66,362
         taxes, net
       Deferred power costs, net                   (22,916)   -        -         -          (22,916)      -                (22,916)
       Unconsolidated subsidiaries' dividends in
         excess of earnings                          3,748    -        -         -            3,748       (3,748)          -
       Allowance for other than borrowed funds
         used during construction (AOFDC)           (4,393)   -        -         -           (4,393)      -                 (4,393)
       Restructuring liability                     (50,597)   -        -         -          (50,597)      -                (50,597)
       PURPA project buyout                        (48,000)   -        -         -          (48,000)      -                (48,000)
       Changes in certain current assets and
         liabilities:
         Accounts receivable, net                   (9,171)   -       1,331      (2,572)    (10,412)       4,360            (6,052)
         Materials and supplies                     (2,307)   -         260         662      (1,385)      -                 (1,385)
         Accounts payable                          (14,293)     (7)   5,913       1,238      (7,149)     (10,023)          (17,172)
       Other, net                                     (631)    (37)   8,865       5,571      13,768        2,859            15,733
                                                                                                             735 (16)
                                                                                                            (595)(16)
                                                                                                          (1,034)(15)
                Total Cash Flows from Operations   743,417    (356)  71,966      (1,291)    813,736     (335,110)          478,626

    Cash Flows from Investing:
       Utility construction expenditures (less
           allowance for equity funds used during
           construction)                          (279,811)   -        (444)     -         (280,255)      -               (280,255)

       Nonutility investments                      (72,887)   -        -         (3,646)    (76,533)      75,704              (829)
                Total Cash Flows from Investing   (352,698)   -        (444)     (3,646)   (356,788)      75,704          (281,084)

    Cash Flows from Financing:
       Sale of common stock                         16,706    -        -         -           16,706       -                 16,706
       Retirement of long-term debt                (16,300)   -     (30,592)     -          (46,892)      -                (46,892)
       Short-term debt, net                         49,971    -        -         -           49,971       -                 49,971
       Notes receivable from affiliates              1,113    -        -         -            1,113       (1,113)          -
       Notes payable to affiliates                  (1,450)    337     -         -           (1,113)       1,113           -
       Parent Company contribution                   -        -        -         12,585      12,585      (12,585)          -
       Dividends on capital stock:
         Preferred stock                            (9,285)   -        -         -           (9,285)       9,285 (10)      -
         Common stock                             (437,201)   -     (35,700)     -         (472,901)     262,706 (9)      (210,195)
                Total Cash Flows from Financing   (396,446)    337  (66,292)     12,585    (449,816)     259,406          (190,410)



    Net Change in Cash and Temporary
       Cash Investments**                           (5,727)    (19)   5,230       7,648       7,132       -                  7,132
    Cash and Temporary Cash Investments
      at January 1                                  14,402      58      131       4,651      19,242       -                 19,242
    Cash and Temporary Cash Investments
      at December 31                                 8,675      39    5,361      12,299      26,374       -                 26,374

    Supplemental cash flow information:
      Cash paid during the year for:
         Interest (net of amount capitalized)      154,215    -      14,770      10,999     179,984       (1,863)          178,121
         Income taxes                              110,976    (140)  10,313     (12,630)    108,519       -                108,519


     *Pursuant to service contracts, Allegheny Power Service Corporation's expenses ($383,332) have been apportioned to System companies. **Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

    ALLEGHENY ENERGY, INC.                                             A-6

    Long-Term Debt of Subsidiaries at December 31, 1997
                                            (000's)



                                                  Date of           Principal
    First mortgage bonds:                          Issue             Amount
       Monongahela Power Company:
           5-5/8% Series Due 2000                  1993                65,000
           7-3/8% Series Due 2002                  1992                25,000
           7-1/4% Series Due 2007                  1992                25,000
           8-5/8% Series Due 2021                  1991                50,000
           8-1/2% Series Due 2022                  1992                65,000
           8-3/8% Series Due 2022                  1992                40,000
           7-5/8% Series Due 2025                  1995                70,000
             Total                                                    340,000



       The Potomac Edison Company:
           5-7/8% Series Due 2000                  1993                75,000
           8%     Series Due 2006                  1991                50,000
           8-7/8% Series Due 2021                  1991                50,000
           8%     Series Due 2022                  1992                55,000
           7-3/4% Series Due 2023                  1993                45,000
           8%     Series Due 2024                  1994                75,000
           7-5/8% Series Due 2025                  1995                80,000
           7-3/4% Series Due 2025                  1995                65,000
             Total                                                    495,000



       West Penn Power Company:
          5-1/2% Series JJ, Due 1998               1993               102,000
          6-3/8% Series KK, Due 2003               1993                80,000
          7-7/8% Series GG, Due 2004               1991                70,000
          7-3/8% Series HH, Due 2007               1992                45,000
          8-7/8% Series FF, Due 2021               1991               100,000
          7-7/8% Series II, Due 2022               1992               135,000
          8-1/8% Series LL, Due 2024               1994                65,000
          7-3/4% Series MM, Due 2025               1995                30,000
             Total                                                    627,000
       Less Current Maturities                                        102,000
                                                                      525,000


       Total first mortgage bonds                                   1,462,000
          Less current maturities                                     102,000
                                                                    1,360,000

    ALLEGHENY ENERGY, INC.                                               A-7

     (000's)

                                                                                         Liability
                                                 Date of         Date of        Interest Due Within
                                                  Issue         Maturity         Rate    One Year  Long-Term
    Debentures:
       Allegheny Generating Company              9- 1-93        9- 1- 23        6.875%               100,000
                                                 9- 1-93        9- 1- 03        5.625%                50,000
                                                                                                     150,000
    Quarterly Income Debt Securities:
          Monongahela Power Company              6-19-95         6-30-25        8.00 %                40,000
          The Potomac Edison Company             6-30-95         9-30-25        8.00 %                45,457
          West Penn Power Company                6-12-95         6-30-25        8.00 %                70,000
                                                                                                     155,457
    Secured notes:
       Pleasants pollution control facilities:
          Monongahela Power Company             11- 1-77   11- 1-98 to 11- 1-07 6.375%       500      14,000
                                                11- 1-77        11- 1-12        6.375%                 3,000
                                                 5-15-95         5- 1-15        6.150%                25,000
                                                                                             500      42,000
          The Potomac Edison Company            11- 1-77   11- 1-98 to 11- 1-07 6.300 %    1,000      29,000
                                                 5-15-95         5- 1-15        6.150%                21,000
                                                                                           1,000      50,000
          West Penn Power Company               11- 1-77   11- 1-98 to 11- 1-07 6.125%     1,500      43,500
                                                 5-15-95         5- 1-15        6.150%                31,500
                                                                                           1,500      75,000

       Mitchell pollution control facilities:
          West Penn Power Company                3- 1-93         3- 1-03        4.950 %               61,500
                                                 5-15-95         4- 1-14        6.050%                15,400
                                                                                                      76,900

       Fort Martin pollution control facilities:
          Monongahela Power Company              4- 1-93         4- 1-13        5.950 %                7,050
          The Potomac Edison Company             4- 1-93         4- 1-13        5.950 %                8,600
          West Penn Power Company                4- 1-93         4- 1-13        5.950 %                7,750
                                                                                                      23,400
       Harrison pollution control facilities:
          Monongahela Power Company              4-15-92         4-15-22        6.875%                 5,000
                                                 5-1-93          5- 1-23        6.250%                10,675
                                                 7-15-94         8- 1-24        6.750%                 8,825
                                                                                                     24,500

          The Potomac Edison Company             4-15-92         4-15-22        6.875%                 6,550
                                                 5-1-93          5- 1-23        6.250%                13,990
                                                 7-15-94         8- 1-24        6.750%                11,560
                                                                                                      32,100

          West Penn Power Company                4-15-92         4-15-22        6.875%                 8,450
                                                 5-1-93          5- 1-23        6.300%                18,040
                                                 7-15-94         8- 1-24        6.750%                14,910
                                                                                                      41,400

         Total secured notes                                                               3,000     365,300


    ALLEGHENY ENERGY, INC.                                               A-8

     (000's)

                                                                                               Liability
                                                         Date of          Date of    Interest  Due Within
                                                          Issue           Maturity     Rate    One Year  Long-Term

    Unsecured notes:
       Hatfield's Ferry pollution control
          facilities:
             Monongahela Power Company                   2- 1-77    2- 1-97 to 2- 1-02 6.30 %      500        2,060
                                                         2- 1-77    2- 1-03 to 2- 1-07 6.40 %                 1,000
                                                         2- 1-77    2- 1-12           6.40 %                  3,000
                                                                                                   500        6,060
             The Potomac Edison Company                  2- 1-77    2- 1-97 to 2- 1-02 6.30 %      800        3,200
             West Penn Power Company                     2- 1-77    2- 1-00 to 2- 1-07 6.10 %                14,435
      Total unsecured notes                                                                      1,300       23,695

    Installment purchase obligations:
       Monongahela Power Company -
          Rivesville pollution control facilities        4- 1-88    4- 1-98           6.875%     3,055
          Willow Island pollution control facilities     4- 1-88    4- 1-98           6.875%    10,145
          Albright pollution control facilities          4- 1-88    4- 1-98           6.875%     5,900
                                                                                                19,100
    Medium-term notes:
       Allegheny Generating Company                      Various        1998         5.75-7.93% 60,000
       AYP Energy, Inc.                                 10-31-96   10-31-01           6.780%                160,000

    Unamortized debt discount and premium, net:
       Monongahela Power Company                                                                             (4,522)
       The Potomac Edison Company                                                                            (7,345)
       West Penn Power Company                                                                               (8,167)
       Allegheny Generating Company                                                                          (1,265)
        Total unamortized debt discount and premium, net                                                    (21,299)


     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                        (000's)


                                                                 West Virginia Power
                                                                  and Transmission
                                                               Company and Subsidiary
                                                               West Virginia  West Penn                               Consolidated
                                                    West Penn    Power and  West Virginia                                Totals
                                                      Power    Transmission     Water      Combined  Eliminations,    (Carried to
                        ASSETS                       Company      Company   Power Company   Totals       etc.           page A-1)

     Property, plant and equipment:
       At original cost                              3,290,715        2,314           10   3,293,039            -        3,293,039
       Accumulated depreciation                     (1,254,900)           -            -  (1,254,900)           -       (1,254,900)

     Investments and other assets:
       Securities of subsidiaries consolidated           2,445            1            -       2,446       (2,446)(1)            0
       Equity in undistributed earnings of                  56            -            -          56          (56)(2)            0
         subsidiaries
       Indebtedness of subsidiary consolidated-              -           13            -          13          (13)(3)            0
         not current
       Investment in Allegheny Pittsburgh Coal
         Company:
           Common stock, at equity                      (6,453)           -            -      (6,453)           -           (6,453)
           Advances                                      7,061            -            -       7,061            -            7,061
       Investment in Allegheny Generating Company
           Common stock, at equity                      89,783            -            -      89,783            -           89,783
       Other                                               113            -            -         113            -              113

     Current assets:
       Cash and temporary cash investments               3,401          655            -       4,056            -            4,056
       Accounts receivable:
         Electric service                              141,674            -            -     141,674            -          141,674
         Allowance for uncollectible accounts          (13,326)           -            -     (13,326)           -          (13,326)
         Affiliated and other                           21,525            -            -      21,525            -           21,525
       Materials and supplies - at average cost:
         Operating and construction                     34,212            -            -      34,212            -           34,212
         Fuel                                           29,467            -            -      29,467            -           29,467
       Prepaid taxes                                    11,738            -            -      11,738            -           11,738
       Deferred income taxes                            11,959            -            -      11,959            -           11,959
       Other                                             2,252            -            -       2,252            -            2,252

     Deferred charges:
       Regulatory assets                               333,235            -            -     333,235            -          333,235
       Unamortized loss on reacquired debt               9,725            -            -       9,725            -            9,725
       Other                                            31,998            1            -      31,999            -           31,999

                Total assets                         2,746,680        2,984           10   2,749,674       (2,515)       2,747,159


     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                        (000's)


                                                                 West Virginia Power
                                                                  and Transmission
                                                                Company and Subsidiary
                                                               West Virginia  West Penn                              Consolidated
                                                    West Penn    Power and  West Virginia                               Totals
                                                      Power    Transmission     Water      Combined  Eliminations,   (Carried to
            CAPITALIZATION AND LIABILITIES           Company      Company   Power Company   Totals       etc.         page A-2)

     Capitalization:
       Common stock of West Penn Power Company         465,994            -            -     465,994            -        465,994
       Common stock of subsidiaries consolidated             -        3,000            1       3,001       (3,001)(1)          -
       Other paid-in capital                            55,475         (555)           -      54,920          555 (1)     55,475
       Retained earnings                               475,558           60           (4)    475,614          (56)(2)    475,558

       Preferred stock:
           Not subject to mandatory redemption          79,708            -            -      79,708            -         79,708
       Long-term debt and QUIDS                        802,319            -            -     802,319            -        802,319
       Indebtedness to affiliated consolidated -             -            -           13          13          (13)(3)          -
         not current

     Current liabilities:
       Short-term debt                                  52,046            -            -      52,046            -         52,046
       Long-term debt due within one year              103,500            -            -     103,500            -        103,500
       Accounts payable to affiliates                   16,124           13            -      16,137            -         16,137
       Accounts payable - others                        73,584            -            -      73,584            -         73,584
       Taxes accrued:
           Federal and state income                      1,605            -            -       1,605            -          1,605
           Other                                        22,261          467            -      22,728            -         22,728
       Interest accrued                                 15,817            -            -      15,817            -         15,817
       Restructuring liability                           4,082            -            -       4,082            -          4,082
       Other                                            24,376           (1)           -      24,375            -         24,375

     Deferred credits and other liabilities:
       Unamortized investment credit                    45,206            -            -      45,206            -         45,206
       Deferred income taxes                           450,390            -            -     450,390            -        450,390
       Regulatory liabilities                           34,326            -            -      34,326            -         34,326
       Other                                            24,309            -            -      24,309            -         24,309

              Total capitalization and liabilities   2,746,680        2,984           10   2,749,674       (2,515)     2,747,159



     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1997
                        (000's)






                                                                  West Virginia Power
                                                                   and Transmission
                                                                Company and Subsidiary
                                                                West Virginia  West Penn                               Consolidated
                                                     West Penn    Power and  West Virginia                                Totals
                                                       Power    Transmission     Water      Combined  Eliminations,    (Carried to
                                                      Company      Company   Power Company   Totals       etc.           page A-3)
     Electric operating revenues:
       Residential                                      393,036            -            -     393,036            -          393,036
       Commercial                                       223,347            -            -     223,347            -          223,347
       Industrial                                       352,730            -            -     352,730            -          352,730
       Wholesale and other, including affiliates         72,459            -            -      72,459            -           72,459
       Bulk power transactions, net                      40,590            -            -      40,590            -           40,590

                   Total operating revenues           1,082,162            -            -   1,082,162            -        1,082,162

     Operating expenses:
       Operation:
         Fuel                                           254,210            -            -     254,210            -          254,210
         Purchased power and exchanges, net             120,005            -            -     120,005            -          120,005
         Deferred power costs, net                       (7,944)           -            -      (7,944)           -           (7,944)
         Other                                          157,780            -            -     157,780            -          157,780
       Maintenance                                       98,252            -            -      98,252            -           98,252
       Depreciation                                     113,793            -            -     113,793            -          113,793
       Taxes other than income taxes                     90,140            -            -      90,140            -           90,140
       Federal and state income taxes                    73,279            -            -      73,279            -           73,279
                   Total operating expenses             899,515            -            -     899,515            -          899,515
                   Operating income                     182,647            -            -     182,647            -          182,647

     Other income and deductions:
       Allowance for other than borrowed funds used
         during construction                              2,107            -            -       2,107            -            2,107
       Other, net                                        17,562        3,632           (1)     21,193       (3,631)(2)       17,562
                  Total other income and deductions      19,669        3,632           (1)     23,300       (3,631)          19,669
                  Income before interest charges        202,316        3,632           (1)    205,947       (3,631)         202,316

     Interest charges:
       Interest on long-term debt                        64,990            -            -      64,990            -           64,990
       Other interest                                     4,639            -            -       4,639            -            4,639
       Allowance for borrowed funds used during
          construction                                   (1,978)           -            -      (1,978)           -           (1,978)
                  Total interest charges                 67,651            -            -      67,651            -           67,651

         Net income                                     134,665        3,632           (1)    138,296       (3,631)         134,665


    WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
            FOR YEAR ENDED DECEMBER 31, 1997
                         (000's)


                                                                    West Virginia Power
                                                                     and Transmission
                                                                  Company and Subsidiary
                                                                  West Virginia  West Penn                             Consolidated
                                                       West Penn    Power and  West Virginia                              Totals
                                                         Power    Transmission     Water     Combined Eliminations,    (Carried to
                                                        Company      Company   Power Company  Totals      etc.           page A-4)
                    RETAINED EARNINGS

     Balance at January 1, 1997                           441,283        1,428           (3)  442,708       (1,425)(2)      441,283

     Add:
        Net Income                                        134,665        3,632           (1)  138,296       (3,631)(2)      134,665

               Total                                      575,948        5,060           (4)  581,004       (5,056)         575,948

     Deduct:
        Dividends on capital stock of West Penn
          Power Co.:
           Preferred stock
               4-1/2%                                       1,337            -            -     1,337            -            1,337
               4.20% Series B                                 210            -            -       210            -              210
               4.10% Series C                                 205            -            -       205            -              205
               Auction                                      1,678            -            -     1,678            -            1,678
           Common stock                                    96,960        5,000            -   101,960       (5,000)(2)       96,960

                           Total deductions               100,390        5,000            -   105,390       (5,000)         100,390

     Balance at December 31, 1997                         475,558           60           (4)  475,614          (56)         475,558


                  OTHER PAID-IN CAPITAL

     Balance at December 31, 1997                          55,475         (555)           -    54,920          555 (1)       55,475


     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1997
                          (000's)



                                                                      West Virginia Power
                                                                       and Transmission
                                                                    Company and Subsidiary
                                                                    West Virginia  West Penn                           Consolidated
                                                         West Penn    Power and  West Virginia                            Totals
                                                           Power    Transmission     Water    Combined Eliminations,   (Carried to
                                                          Company      Company   Power Company Totals      etc.         page A-5)


    Cash Flows from Operations:
       Net Income                                           134,665        3,632           (1) 138,296       (3,631)(2)    134,665
       Depreciation                                         113,793            -            -  113,793            -        113,793
       Deferred investment credit and income taxes, net      31,381            -            -   31,381            -         31,381
       Deferred power costs, net                             (7,944)           -            -   (7,944)           -         (7,944)
       Unconsolidated subsidiaries' dividends in excess
         of earnings                                          1,702            -            -    1,702            -          1,702
       Allowance for other than borrowed funds used
             during construction (AOFDC)                     (2,107)           -            -   (2,107)           -         (2,107)
       Restructuring liability                              (23,052)           -            -  (23,052)           -        (23,052)
       PURPA project buyout                                 (48,000)           -            -  (48,000)           -        (48,000)
       Changes in other current assets and liabilities:
             Accounts receivable, net                       (12,382)           -            -  (12,382)           -        (12,382)
             Materials and supplies                          (3,421)           -            -   (3,421)           -         (3,421)
             Accounts payable                                 7,507            -            -    7,507            -          7,507
       Other, net                                            12,496       (4,596)           1    7,901        3,631         11,532
                Total Cash Flows from Operations            204,638         (964)           -  203,674            -        203,674

    Cash Flows from Investing:
       Construction expenditures (less allowance
        for equity funds used during construction)         (125,947)           -            - (125,947)           -       (125,947)

    Cash Flows from Financing:
       Notes receivable from affiliates                       2,900            -            -    2,900            -          2,900
       Short-term debt                                       18,659            -            -   18,659            -         18,659
       Dividends on capital stock:
         Preferred stock                                     (3,430)           -            -   (3,430)           -         (3,430)
         Common stock                                       (96,960)           -            -  (96,960)           -        (96,960)
                Total Cash Flows from Financing             (78,831)           -            -  (78,831)           -        (78,831)

    Net Change in Cash and
        Temporary Cash Investments*                            (140)        (964)           -   (1,104)           -         (1,104)
    Cash and Temporary Cash Investments at January 1          3,541        1,619            -    5,160            -          5,160
    Cash and Temporary Cash Investments at December 31        3,401          655            -    4,056            -          4,056


    Supplemental cash flow information:
       Cash paid during the year for:
            Interest (net of amount capitalized)             64,594            -            -   64,594            -         64,594
            Income taxes                                     42,735          562            -   43,297            -         43,297


    *Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES
                                        DATA FOR U5S
                                            1997
                                           (000's)




     Item 5 - Investment in Securities of Non-System Companies

                 Various                                  Miscellaneous
                 RIDC Industrial Development Fund         Capital Stock        8,200

     Item 6 - Investments in System Securities
                                                                                                      Value
                                                                             Number               Books    Value
                                                                            of Shares              of        to
     Name of Owner        Name of Issuer                  Security Owned      Owned              Issuer     Owner

     West Penn Power Co.  Allegheny Pittsburgh Coal Co.   Capital Stock        5,000              (6,453)   (6,453)
                          West Virginia Power &
                             Transmission Co.             Capital Stock       30,000               2,505     2,501
                          Allegheny Generating Co.        Capital Stock          450              89,783    89,783
                                                                                                  85,835    85,831
     West Virginia Power  West Penn West Virginia
     & Transmission Co.      Water Power Co.              Capital Stock            5                  (4)        1


                                                                   D-1
       INDIANA-KENTUCKY ELECTRIC CORPORATION

          BALANCE SHEET--DECEMBER 31, 1997
                     UNAUDITED
                      (000's)

                       Assets


    Electric plant - at original cost, including $2,937,304
        construction work in progress                           399,294
            Less - Accumulated provisions for depreciation
                        and amortization                        336,299
                                                                 62,995

    Current assets:
        Cash and cash equivalents                                    58
        Accounts receivable                                          28
        Coal in storage, at average cost                         10,948
        Coal sold under agreement to be repurchased               8,000
        Materials and supplies, at average cost                   9,146
        Interest receivable                                           1
        Prepaid expenses and other                                1,086
                                                                 29,267

    Deferred charges and Other:
        Future federal income tax benefits                       51,019
        Unrecognized postemployment benefits                        814
        Unrecognized pension expense                              4,933
        Unrecognized postretirement benefits                     18,500
        Deferred depreciation - coal switch                       5,518
        Prepaids and other                                        1,192
                                                                 81,976

      TOTAL ASSETS                                              174,238


           Capitalization and Liabilities



    Capitalization:
        Common stock, without par value, stated at $200
            per share -
                Authorized - 100,000 shares
                Outstanding - 17,000 shares                       3,400


    Current liabilities:
        Accounts payable                                         15,482
        Coal purchase obligation                                  8,000
        Accrued taxes                                             1,978
        Accrued interest and other                                2,104
                                                                 27,564

    Deferred credits:
        Accrued pension liability                                 4,933
        Customer advances for construction                          926
        Advances from parent - construction                      64,488
        Antitrust settlement                                      2,594
        Deferred credit-tax benefit obligation                   51,019
        Postretirement benefits obligation                       18,500
        Postremployment benefits obligation                         814
        Deferred credit - allowances                                  0
                                                                143,274

      TOTAL CAPITALIZATION AND LIABILITIES                      174,238

                                                             D-2
    INDIANA-KENTUCKY ELECTRIC CORPORATION

        STATEMENT OF INCOME

    FOR YEAR ENDED DECEMBER 31, 1997
             UNAUDITED
              (000's)



    Operating revenues:
       Sale of electric energy                           148,198
       Other operating revenues                               67

                    Total operating revenues             148,265

    Operating expenses:
        Fuel consumed in operation                       106,121
        Other operation                                   16,904
        Maintenance                                       16,099
        Provision for depreciation and amortization        6,061
        Taxes, other than federal income taxes             3,094

                    Total operating expenses             148,279

                    Operating loss                           (14)


    Interest income and other                                 14

                    Income before interest charges             0


    Interest charges                                           0

                    Net income                              -

                                                                         D-3
    INDIANA-KENTUCKY ELECTRIC CORPORATION

           STATEMENT OF CASH FLOWS

       FOR YEAR ENDED DECEMBER 31, 1997
                  UNAUDITED
                   (000's)

    Cash From Operations:
        Net Income                                                      -
        Adjustments to reconcile net income to net
            cash (used) provided by operating activities:
            Depreciation                                                6,061

            Changes in assets and liabilities:
              Accounts receivable                                          35
                Coal in storage and coal sold under agreement to be
                  repurchased                                           3,499
                Materials and supplies                                   (672)
                Prepaid expenses and other                               (505)
                Accounts payable                                        3,171
                Accrued taxes                                            (743)
                Accrued interest and other                                140
                Other                                                  (1,116)

                    Net cash provided by operating activities           9,870

    Investing Activities:
        Reimbursement for plant replacements and
            additional facilities                                       7,313
        Net electric plant additions                                   (8,637)
        Advances from parent                                           (6,061)

                    Net cash used by investing activities              (7,385)

    Financing Activities:
        Coal purchase obligation                                       (3,000)

                    Net cash provided by financing activities          (3,000)

                    Net increase in cash and cash equivalents            (515)

    Cash and cash equivalents, beginning of year                          573

    Cash and cash equivalents, end of year                                 58



    Supplemental Disclosures
    Interest paid                                                         719

    Federal income taxes paid                                              -


    For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

          OHIO VALLEY ELECTRIC CORPORATION                                 D-4

          BALANCE SHEET--DECEMBER 31, 1997
                     UNAUDITED
                      (000's)
                       Assets

    Electric plant - at original cost, including $2,067,307
        construction work in progress                                 291,658
            Less - Accumulated provisions for depreciation and
              amortization                                            286,058
                                                                        5,600
    Investments and other:
        Special funds held by trustee                                       0
        Investment in subsidiary company                                3,400
        Advances to subsidiary - construction                          64,488
                                                                       67,888
    Current assets:
        Cash and cash equivalents                                       5,325
        Accounts receivable                                            26,186
        Coal in storage, at average cost                                3,869
        Coal sold under agreement to be repurchased                     8,000
        Materials and supplies, at average cost                        10,315
        Property taxes applicable to subsequent years                   4,086
        SO2 Allowances                                                  5,587
        Refundable Federal income taxes                                     0
        Prepaid expenses and other                                        835
                                                                       64,203
    Deferred charges and Other:
        Debt expense, being amortized                                     317
        Future federal income tax benefits                             19,174
        Unrecognized postemployment benefits expense                      416
        Unrecognized pension expense                                    5,019
        Unrecognized postretirement benefits expense                   18,338
        SO2 Allowances                                                  5,779
        Prepaids and other                                              3,683
                                                                       52,726

           TOTAL ASSETS                                               190,417

           Capitalization and Liabilities

    Capitalization:
        Common stock, $100 par value -
            Authorized - 300,000 shares
            Outstanding - 100,000 shares                               10,000
        Senior secured notes                                           58,201
        Retained earnings                                               2,065
                                                                       70,266
    Current liabilities:
        Short-Term Borrowings                                          20,000
        Note payable maturing in one year                               7,600
        Current portion - long-term debt                                6,465
        Accounts payable                                                8,549
        Coal purchase obligation                                        8,000
        Accrued taxes                                                   7,883
        Accrued federal income taxes                                    6,910
        Accrued interest and other                                      2,356
                                                                       67,763
    Deferred credits:
        Investment tax credits                                         10,611
        Accrued pension liability                                       5,019
        Customer advances for construction                              1,735
        Antitrust settlement                                            1,517
        Deferred credit-tax benefit obligation                         14,752
        Postretirement benefits obligation                             18,338
        Postemployment benefits obligation                                416
        Deferred credit - allowances                                        0
                                                                       52,388

           TOTAL CAPITALIZATION AND LIABILITIES                       190,417

                                                                  D-5
     OHIO VALLEY ELECTRIC CORPORATION

            STATEMENT OF INCOME

     FOR YEAR ENDED DECEMBER 31, 1997
                 UNAUDITED
                  (000's)


    Operating revenues:
       Sale of electric energy                                300,673
       Other operating revenues                                   787

                    Total operating revenues                  301,460

    Operating expenses:
        Fuel consumed in operation                             98,556
        Purchased power                                       148,963
        Other operation                                        21,072
        Maintenance                                            15,472
        Taxes, other than federal income taxes                  5,040
        Federal income taxes                                    4,641

                    Total operating expenses                  293,744

                    Operating income                            7,716

    Interest income and other                                     454


                    Income before interest charges              8,170

    Interest charges
    Interest expense, net                                       6,061
    Amortization of debt expense and discount                       0

                    Total interest charges                      6,061

                    Net income                                  2,109

    Retained earnings, beginning of year                        2,430

    Cash dividends on common stock                              2,475

    Retained earnings, end of year                              2,064

                                                                         D-6
         OHIO VALLEY ELECTRIC CORPORATION

             STATEMENT OF CASH FLOWS

         FOR YEAR ENDED DECEMBER 31, 1997
                    UNAUDITED
                     (000's)



    Cash From Operations:
        Net Income                                                              2,109
        Adjustments to reconcile net income to net
            cash (used) provided by operating activities:
            Debt expense amortization                                              40
            Future federal income and deferred credit tax benefits             (5,755)
            Changes in assets and liabilities:
                Accounts receivable                                            (4,726)
                Coal in storage and coal sold under agreement to be
                  repurchased                                                   3,095
                Materials and supplies                                             19
                Property taxes applicable to subsequent years                    (486)
                Prepaid expenses and other                                     (5,895)
                Accounts payable                                               (2,095)
                Deferred income                                                     0
                Accrued taxes                                                   9,291
                Accrued interest and other                                       (127)
                Other                                                          (9,617)

                    Net cash used by operating activities                     (14,147)

    Investing Activities:
        Reimbursement for plant replacements and
            additional facilities                                              20,729
        Net electric plant additions                                          (20,318)
        Advances in subsidiary                                                  6,062

                    Net cash provided by investing activities                   6,473

    Financing Activities:
        Special funds held by trustee                                               0
        Notes payable maturing in one year                                       (900)
        Senior secured notes                                                   (6,062)
        Coal purchase obligation                                                    0
        Lines-of-credit borrowings                                             20,000
        Dividends on common stock                                              (2,475)

                    Net cash used by financing activities                      10,563

                    Net decrease in cash and cash equivalents                   2,889

    Cash and cash equivalents, beginning of year                                2,436

    Cash and cash equivalents, end of year                                      5,325


    Supplemental Disclosures
    Interest paid                                                               6,420

    Federal income taxes received                                               1,580


    For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                      (000's)


                                                         Allegheny               Allegheny                                Totals
                                                 AYP   Communications    AYP      Energy     Combined Eliminations,    (Carried to
                      ASSETS                   Capital    Connect      Energy    Solutions    Totals      etc.          page A-1a)

     Property, plant and equipment:
       At original cost                            539           228    168,250         175   169,192            -          169,192
       Accumulated depreciation                    (47)            -     (5,536)         (3)   (5,586)           -           (5,586)

     Investments and other assets:
       Securities of subsidiaries consolidated  18,016             -          -           -    18,016      (18,016) (1)           0
       Nonutility Investment                     4,992             -          -           -     4,992            -            4,992
       Other                                         -             -          -           -         -            -                -

     Current assets:
       Cash                                      3,549           458      6,893       1,399    12,299            -           12,299
       Accounts receivable:
         Electric service                          808           135     13,242       1,249    15,434            -           15,434
         Allowance for uncollectible accounts        -             -          -          (6)       (6)           -               (6)
         Affiliated and other                       48             -        841       1,061     1,950          (17) (4)       1,933
       Materials and supplies - at average
         cost:
         Operating and construction                  -             -      2,361           -     2,361            -            2,361
         Fuel                                        -             -      2,167           -     2,167            -            2,167
       Prepaid taxes                                 -             -      3,205           -     3,205            -            3,205
       Other                                         -             -        132           -       132            -              132

     Deferred charges:
       Other                                         -             -      5,456           -     5,456            -            5,456

                Total assets                    27,905           821    197,011       3,875   229,612      (18,033)         211,579


      AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1997
                        (000's)


                                                             Allegheny              Allegheny                            Totals
                                                     AYP   Communications    AYP     Energy  Combined Eliminations,    (Carried to
            CAPITALIZATION AND LIABILITIES         Capital    Connect      Energy   Solutions Totals      etc.         page A-2a)

     Capitalization:
       Common stock owned by Allegheny Energy,
         Inc.                                            1             -          -                 1            -              1
       Common stock of subsidiaries consolidated         -             1          1        1        3           (3)(1)          -
       Other paid-in capital                        43,869           890     29,488    3,243   77,490      (33,621)(1)     43,869
       Retained earnings                           (17,797)         (305)   (13,864)  (1,440) (33,406)      15,609 (2)    (17,797)

       Long-term debt and QUIDS                          -             -    160,000        -  160,000            -        160,000

     Current liabilities:
       Accounts payable to affiliates                1,484           215      1,924      407    4,030          (18)(3)      4,012
       Accounts payable - others                         7             1     11,549    1,041   12,598            -         12,598
       Taxes accrued:
           Federal and state income                    325            11        652      623    1,611            -          1,611
           Other                                        13             8      1,616        -    1,637            -          1,637
       Interest accrued                                  -             -      1,838        -    1,838            -          1,838
       Other                                             -             -        456        -      456            -            456

     Deferred credits and other liabilities:
       Deferred income taxes                             -             -      3,095        -    3,095            -          3,095
       Other                                             3             -        256        -      259            -            259

              Total capitalization and liabilities  27,905           821    197,011    3,875  229,612      (18,033)       211,579


     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1997
                       (000's)



                                                                                                                       Consolidated
                                                           Allegheny                Allegheny                             Totals
                                                   AYP   Communications     AYP      Energy  Combined Eliminations,    (Carried to
                                                 Capital    Connect       Energy    Solutions Totals      etc.          page A-3a)
     Electric operating revenues:
       Residential                                     -             -            -      421      421            -              421
       Commercial                                      -             -            -      549      549            -              549
       Industrial                                      -             -            -      246      246            -              246
       Wholesale and other, including affiliates   3,233           402          947        -    4,582         (869)(5)        3,713
       Bulk power transactions, net                    -             -       80,867        -   80,867            -           80,867

             Total operating revenues              3,233           402       81,814    1,216   86,665         (869)          85,796

     Operating expenses:
       Operation:
         Fuel                                          -             -       24,183        -   24,183            -           24,183
         Purchased power and exchanges, net            -             -       43,617      915   44,532         (869)(5)       43,663
         Other                                     4,781           714        7,411    3,593   16,499            -           16,499
       Maintenance                                    14             -        4,514        -    4,528            -            4,528
       Depreciation                                   37             -        5,531        3    5,571            -            5,571
       Taxes other than income taxes                  89             6        4,830      (19)   4,906            -            4,906
       Federal and state income taxes               (555)         (108)      (7,765)    (775)  (9,203)           -           (9,203)
             Total operating expenses              4,366           612       82,321    3,717   91,016         (869)          90,147
             Operating income                     (1,133)         (210)        (507)  (2,501)  (4,351)           -           (4,351)

     Other income and deductions:
       Other, net                                (12,781)            8          283    1,061  (11,429)      12,886 (2)        1,457
             Total other income and deductions   (12,781)            8          283    1,061  (11,429)      12,886            1,457
             Income before interest charges      (13,914)         (202)        (224)  (1,440) (15,780)      12,886           (2,894)

     Interest charges:
       Interest on long-term debt                      -             -       10,999        -   10,999            -           10,999
       Other interest                                  3             -           21        -       24            -               24
             Total interest charges                    3             -       11,020        -   11,023            -           11,023

         Net income                              (13,917)         (202)     (11,244)  (1,440) (26,803)      12,886          (13,917)


       AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
            FOR YEAR ENDED DECEMBER 31, 1997
                        (000's)


                                                               Allegheny            Allegheny                           Totals
                                                       AYP   Communications   AYP    Energy  Combined Eliminations,   (Carried to
                                                     Capital    Connect     Energy  Solutions Totals      etc.        page A-4a)
                   RETAINED EARNINGS

     Balance at January 1, 1997                       (3,880)         (103)  (2,619)       -   (6,602)       2,722        (3,880)
       Rounding                                            -             -       (1)       -       (1)           1             -

     Add:
        Net Income                                   (13,917)         (202) (11,244)  (1,440) (26,803)      12,886 (2)   (13,917)

               Total                                 (17,797)         (305) (13,864)  (1,440) (33,406)      15,609       (17,797)

     Deduct:
        Dividends on common stock of Allegheny
          Energy, Inc.                                     -             -        -                 -            -             -
        Dividends on capital stock of subsidiary
          companies:
           Preferred                                       -             -        -                 -            -             -
           Common                                          -             -        -                 -            -             -
           Charges on redemption of preferred stock        -             -        -                 -            -             -

                           Total deductions                -             -        -                 -            -             -

     Balance at December 31, 1997                    (17,797)         (305) (13,864)  (1,440) (33,406)      15,609       (17,797)


                 OTHER PAID-IN CAPITAL

     Balance at January 1, 1997                       31,284            45   26,657        -   57,986      (26,702)       31,284

     Add:
        Capital Contributions from Parent             12,585           845    2,831    3,243   19,504       (6,919)(1)    12,585

     Balance at December 31, 1997                     43,869           890   29,488    3,243   77,490      (33,621)       43,869


     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1997
                      (000's)



                                                              Allegheny            Allegheny                           Totals
                                                            Communications   AYP    Energy  Combined Eliminations,   (Carried to
                                                AYP Capital    Connect     Energy  Solutions Totals      etc.        page A-5a)
    Cash Flows from Operations:
       Net Income                                   (13,917)         (202) (11,244)  (1,440) (26,803)      12,886 (2)   (13,917)
       Depreciation                                      37             -    5,531        3    5,571            -         5,571
       Deferred investment credit and income
         taxes, net                                       -             -    2,156        -    2,156            -         2,156
       Changes in other current assets and
         liabilities:
             Accounts receivable, net                  (804)         (134)     652   (2,303)  (2,589)          17        (2,572)
             Materials and supplies                       -             -      662               662            -           662
             Accounts payable                           953            98   (1,243)   1,448    1,256          (18)        1,238
             Taxes accrued                              108            19    1,369      623    2,119            -         2,119
       Other, net                                     5,994            59    3,365             9,418       (5,966)        3,452
                Total Cash Flows from Operations     (7,629)         (160)   1,248   (1,669)  (8,210)       6,919        (1,291)

    Cash Flows from Investing:
       Nonutility Investments                        (2,683)         (228)    (560)    (175)  (3,646)           -        (3,646)

    Cash Flows from Financing:
       Parent company contribution                   12,585           845    2,831    3,243   19,504       (6,919)       12,585
       Retirement of preferred stock                      -             -        -        -        -            -             -
       Issuance of long-term debt and QUIDS               -             -        -        -        -            -             -
       Retirement of long-term debt                       -             -        -        -        -            -             -
       Notes receivable from affiliates                   -             -        -        -        -            -             -
       Short-term debt                                    -             -        -        -        -            -             -
       Dividends on capital stock:
         Preferred stock                                  -             -        -        -        -            -             -
         Common stock                                     -             -        -        -        -            -             -
                Total Cash Flows from Financing      12,585           845    2,831    3,243   19,504       (6,919)       12,585

    Net Change in Cash                                2,273           457    3,519    1,399    7,648            -         7,648
    Cash at January 1                                 1,276             1    3,374     -       4,651            -         4,651
    Cash at December 31                               3,549           458    6,893    1,399   12,299            -        12,299

    Supplemental cash flow information:
       Cash paid during the year for:
            Interest                                      -             -   10,999        -   10,999            -        10,999
            Income taxes refund                        (587)         (174) (10,471)  (1,398) (12,630)           -       (12,630)


     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES
     DATA FOR U5S
         1997
       (000's)

     Item 5 - Investment in Securities of Non-System Companies


     Item 6 - Investments in System Securities

                                                                                           Value
                                                                      Number               Books    Value
                                                                     of Shares              of        to
     Name of Owner        Name of Issuer            Security Owned     Owned              Issuer     Owner

     AYP Capital, Inc.    AYP Energy, Inc.          Common Stock          1,000             1,000     1,000



                          Allegheny Communications,
                            Connect, Inc.           Common Stock          1,000             1,000     1,000
                                                                                            2,000     2,000


 ITEM 10 - EXHIBIT B                                        F-1


     CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
           OF EQUITY SECURITIES OF SYSTEM COMPANIES.


                                              INCORPORATED BY REFERENCE

ALLEGHENY ENERGY, INC.:
  Charter, as amended                       Form 10-K of the Company
                                              (1-267), December 31,
                                              1997, exh. 3.1
  By-laws, as amended                       Form 10-K of the Company
                                              (1-267), December 31,
                                              1997, exh. 3.2

ALLEGHENY POWER SERVICE CORPORATION:
  Charter, effective November 22, 1963      Form U5S, 1964, exh. B-2
  By-laws, as amended November 1, 1996      Form U5S, 1983, exh. B-1
                                            Form U5S, 1990, exh. B-2

MONONGAHELA POWER COMPANY:
  Charter, as amended                       Form 10-Q, September 1995
                                              exh. (a)(3)(i)
  Code of Regulations, as amended           Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

THE POTOMAC EDISON COMPANY:
  Charter, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(i)
  By-laws, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

WEST PENN POWER COMPANY:
  Charter, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(i)
  By-laws, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

ALLEGHENY PITTSBURGH COAL COMPANY:
  Charter, effective October 1, 1918        Form U5B, File 30-75, exh. B-2
  Amendment to Charter, effective
    October 5, 1918                         Form U5B, File 30-75, exh. B-2
    January 21, 1956                        Form U5S, 1964, exh. B-7
  By-laws, as amended                       Filed herewith as Exhibit 3.(ii)(a)

ALLEGHENY GENERATING COMPANY:
  Charter, as amended                       Form 10, 1986, exh. 3(1)
                                            Form 10-Q, June 1989, exh. (a)
  By-laws, as amended                       Form 10-K, of the Company (0-14688),
                                              December 31, 1996, exh. 3.2

WEST VIRGINIA POWER & TRANSMISSION COMPANY:
  Charter, effective April 3, 1912 and
    Amendments to March 22, 1934            Form U5B, File 30-75, exh. B-38
  Amendments to Charter, effective
    January 28, 1956                        Form U5S, 1964, exh. B-10
    February 7, 1961                        Form U5S, 1964, exh. B-11
  By-laws, as amended                       Filed herewith as Exhibit 3.(ii)(b)

WEST PENN WEST VIRGINIA
  WATER POWER COMPANY:
    Charter, effective January 25, 1924     Form U5B, File 30-75, exh. B-39
      Amendment to Charter, effective
        January 21, 1956                    Form U5S, 1964, exh. B-12
    By-laws, as amended                     Filed herewith as Exhibit 3.(ii)(c)

ITEM 10 - EXHIBIT C                                         F-2


     CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
             OF DEBT SECURITIES OF SYSTEM COMPANIES


Monongahela Power Company         Incorporation
    Documents                     by Reference

4   Indenture, dated as of        S 2-8782, exh. 7(f) (1)
    August 1, 1945, and           S 2-8881, exh. 7(b)
    certain Supplemental          S 2-9355, exh. 4(h) (1)
    Indentures of the             S 2-9979, exh. 4(h) (1)
    Company defining rights       S 2-10548, exh. 4(b)
    of security holders.*         S 2-14763, exh. 2(b) (i)
                                  S 2-26806, exh. 4(d);
                                  Forms 8-K of the Company (1-268-2)
                                  dated November 21, 1991, June 4,
                                  1992, July 15, 1992, September 1,
                                  1992, April 29, 1993, and May 23,
                                  1995

The Potomac Edison Company        Incorporation
    Documents                     by Reference

4   Indenture, dated as of        S 2-5473, exh. 7(b); Form
    October 1, 1944, and          S-3, 33-51305, exh. 4(d)
    certain Supplemental          Forms 8-K of the Company (1-3376-2)
    Indentures of the             August 21, 1991, December 11, 1991,
    Company defining rights       December 15, 1992, February 17,
    of Security holders.*         1993, March 30, 1993, June 22, 1994,
                                  May 12, 1995, and May 17, 1995

* There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.

West Penn Power Company           Incorporation
    Documents                     by Reference

4   Indenture, dated as of
    March 1, 1916, and certain    S 2-1835, exh. B(1), B(6)
    Supplemental Indentures of    S 2-4099, exh. B(6), B(7)
    the Company defining rights   S 2-4322, exh. B(5)
    of security holders.*         S 2-5362, exh. B(2), B(5)
                                  S 2-7422, exh. 7(c), 7(i)
                                  S 2-7840, exh. 7(d), 7(k)
                                  S 2-8782, exh. 7(e) (1)
                                  S 2-9477, exh. 4(c), 4(d)
                                  S 2-10802, exh. 4(b), 4(c)
                                  S 2-13400, exh. 2(c), 2(d)
                                  Form 10-Q of the Company (1-255-2),
                                  June 1980, exh. D Forms 8-K of the
                                  Company (1-255-2) dated June 1989,
                                  February 1991, December 1991,August 13,
                                  1992, September 15, 1992, June 9, 1993
                                  and June 9, 1993, August 2, 1994,
                                  and May 19, 1995

    * There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.

ITEM 10 - EXHIBIT C (continued)                             F-3




Allegheny Generating Company

    Documents

4   Indenture, dated as of December 1,              Incorporated by reference to
    1986, and Supplemental Indenture,               the designated exhibits to
    dated as of December 15, 1988, of               Form 10-K for the year ended
    the Company defining rights of                  December 31, 1996.
    security holders.